Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BAYER AKTIENGESELLSCHAFT,

KWA INVESTMENT CO.

and

MONSANTO COMPANY

Dated as of September 14, 2016

TABLE OF CONTENTS

		Page
ARTICLE I

The Merger; Closing; Effective Time

1.1.	The Merger	1
1.2.	Closing	2
1.3.	Effective Time	2

ARTICLE II

Certificate of Incorporation and Bylaws of the Surviving Corporation

2.1.	Certificate of Incorporation of the Surviving Corporation	2
2.2.	Bylaws of the Surviving Corporation	2

ARTICLE III

Governance Matters

3.1.	Directors of the Surviving Corporation	3
3.2.	Officers of the Surviving Corporation	3
3.3.	Certain Headquarters	3

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Share Certificates

4.1.	Effect on Capital Stock	3
4.2.	Exchange of Share Certificates and Book-Entry Shares	4
4.3.	Treatment of Stock-Based Awards	7
4.4.	Adjustments to Prevent Dilution	9

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of the Company	9
5.2.	Representations and Warranties of Parent and Merger Sub	32

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ARTICLE VI

Covenants

6.1.	Interim Operations	36
6.2.	Acquisition Proposals; Change in Recommendation	42
6.3.	Proxy Statement Filing	46
6.4.	Company Stockholders Meeting	47
6.5.	Cooperation; Antitrust Matters; CFIUS; Status	47
6.6.	Information; Access and Reports	53
6.7.	Stock Exchange Delisting	55
6.8.	Publicity	55
6.9.	Employee Benefits	55
6.10.	Expenses	58
6.11.	Indemnification; Directors’ and Officers’ Insurance	58
6.12.	Financing	61
6.13.	Charitable and Community Commitments	66
6.14.	Resignations	66
6.15.	Stockholder Litigation	66
6.16.	Other Actions by the Company	67
6.17.	Approval of Sole Stockholder of Merger Sub; Parent Vote; No Acquisition of Shares	67

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	67
7.2.	Conditions to Obligations of Parent and Merger Sub	68
7.3.	Conditions to Obligation of the Company	69

ARTICLE VIII

Termination

8.1.	Termination	69
8.2.	Effect of Termination and Abandonment	71

ARTICLE IX

Miscellaneous and General

9.1.	Survival	74
9.2.	Modification or Amendment	74
9.3.	Waiver	75
9.4.	Counterparts	75
9.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	75
9.6.	Notices	76

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9.7.	Entire Agreement	78
9.8.	No Third Party Beneficiaries; Financing Related Parties	78
9.9.	Obligations of Parent and of the Company	79
9.10.	Definitions	79
9.11.	Severability	79
9.12.	Interpretation; Construction	79
9.13.	Successors and Assigns	80

Annex A	Defined Terms	A-1

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 14, 2016, is by and among Bayer Aktiengesellschaft, a German stock corporation (“Parent”), KWA Investment Co., a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), and Monsanto Company, a Delaware corporation (the “Company,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of management and the supervisory board of Parent have each unanimously approved this Agreement, and the board of directors of Merger Sub has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and the holders of shares (other than Parent and its Subsidiaries) of the Company’s common stock, par value $0.01 per share (the “Shares”), and (iii) resolved to recommend that the holders of Shares approve the Merger and adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, following the Merger, shall be a wholly-owned Subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Agreement. The Merger shall have the effects specified in this Agreement and in the DGCL.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 a.m. (New York time) on the fifth (5th) Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “Business Day” means any day ending at 11:59 p.m. (New York time) (other than a Saturday or Sunday) on which the Department of State of the State of Delaware and banks in the County of New York, New York, United States; London, England; and Leverkusen and Frankfurt am Main, Germany are open for general business and which is also a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system (which utilizes a single shared platform and which was launched on November 19, 2007) is open for the settlement of payments in euro.

1.3. Effective Time. As soon as practicable following, and on the date of, the Closing, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws

of the Surviving Corporation

2.1. Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form set forth in Exhibit A to this Agreement, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or as provided by applicable Law.

2.2. Bylaws of the Surviving Corporation. Except as to the name of the Surviving Corporation, which shall be “Monsanto Company,” the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended as provided therein or as provided by applicable Law.

ARTICLE III

Governance Matters

3.1. Directors of the Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2. Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.3. Certain Headquarters. The parties intend that, following the Effective Time, (i) the headquarters of the global seeds and traits business of Parent and its Subsidiaries (including the Surviving Corporation) shall be located at the headquarters of the Company in St. Louis, Missouri, and (ii) Parent’s North American commercial headquarters for its crop science business shall be located at the headquarters of the Company in St. Louis, Missouri.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Share Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders of the Company (“Dissenting Stockholders”) who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal rights pursuant to Section 262 of the DGCL (the Shares referred to in clause (ii), “Dissenting Shares”, and the Shares referred to in clauses (i) and (ii), “Excluded Shares”)) shall be converted into the right to receive $128.00 (one hundred twenty eight dollars and zero cents) per Share in cash, without interest (the “Merger Consideration”). At the Effective Time, all of the Shares converted into the right to receive the Merger Consideration pursuant to this Section 4.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Shares (other than Excluded Shares) (each, a “Share Certificate”) and each book-entry account formerly representing any non-certificated Shares (other than Excluded Shares) (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share (other than any such Shares owned by any direct or indirect wholly-owned Subsidiary of the Company) shall, as a result of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have pursuant to Section 4.2(g) and the DGCL.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2. Exchange of Share Certificates and Book-Entry Shares.

(a) Appointment of Paying Agent. Prior to the Effective Time, Parent and Merger Sub shall appoint a bank or trust company reasonably acceptable to the Company to serve as the paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement.

(b) Deposit of Merger Consideration. Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent, at or prior to the Effective Time, cash in U.S. Dollars sufficient to pay the aggregate Merger Consideration (other than in respect of Excluded Shares) under Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. Pending its disbursement in accordance with this Section 4.2, the Payment Fund shall be invested by the Paying Agent, if so directed by Parent or Merger Sub. Any such investment, if made, must be made in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein. Payments to holders in respect of Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs and Company Awards shall be paid through the Company’s or the Surviving Corporation’s applicable payroll procedures following the Effective Time at such time as such awards are payable.

(c) Procedures for Exchange and Surrender.

(i) Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) (A) a notice advising such holders of the effectiveness of the Merger, (B) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book-Entry Shares to the Paying Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Parent and the Company shall reasonably agree (the “Letter of Transmittal”), and (C) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or the Book-Entry Shares to the Paying Agent in exchange for payment of the aggregate Merger Consideration to which such holders are entitled pursuant to the terms of this Agreement.

(ii) Upon surrender to the Paying Agent of Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares, together with, in the case of Share Certificates, the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares held through The Depositary Trust Company, receipt of an “agent’s message” by the Paying Agent, and such other documents as may be reasonably required, the holder of such Share Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Paying Agent shall be required to deliver to each such holder, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) of cash that such holder has the right to receive pursuant to Section 4.1(a).

(iii) No interest will be paid or accrued on any amount payable upon surrender of Share Certificates or Book-Entry Shares.

(iv) In the event of a transfer of ownership of certificated Shares (other than Excluded Shares) that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Share Certificates may be issued to such transferee if the Share Certificates formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Paying Agent. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by, or otherwise undistributed to, the holders of Share Certificates and Book-Entry Shares by the one-year anniversary of the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article

IV shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(f) Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond sufficient to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Share Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the number of Shares (other than Excluded Shares) represented by such lost, stolen or destroyed Share Certificate multiplied by the Merger Consideration.

(g) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent and Merger Sub (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Prior to the Closing, Parent and Merger Sub shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(h) Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Corporation and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the

Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable federal, state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Company, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be timely remitted by Parent, the Company, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the extent such withheld amounts are remitted to the appropriate Governmental Entity.

4.3. Treatment of Stock-Based Awards.

(a) Treatment of Company Options. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be deemed to be vested, be cancelled and shall only entitle the holder of such Company Option to receive (without interest), as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Option.

(b) Treatment of Company SARs. At the Effective Time, each outstanding stock appreciation right in respect of Shares (a “Company SAR”) under the Stock Plans, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, be deemed to be vested, be cancelled and shall only entitle the holder of such Company SAR to receive (without interest, and subject to any applicable cap in the applicable award agreement), as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the number of Shares subject to the Company SAR immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company SAR.

(c) Treatment of Company Restricted Shares. At the Effective Time, any vesting conditions applicable to each outstanding restricted stock award (a “Company Restricted Share”) under the Stock Plans, shall, automatically and without any required action on the part of the holder thereof, lapse and such Company Restricted Share shall be cancelled and shall only entitle the holder of such Company Restricted Share to receive (without interest), as soon as reasonably practicable after the Effective Time, an amount in cash equal to (i) the number of Company Restricted Shares multiplied by (ii) the Merger Consideration.

(d) Treatment of Company RSUs. At the Effective Time, each outstanding restricted stock unit (a “Company RSU”) under the Stock Plans, shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company RSU to receive a fully vested amount in cash equal to the product of (i) the number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (plus any accrued dividend equivalents, to the extent provided under the applicable award agreement), to be paid at the time, with interest, in each case as specified in the applicable Company RSU award agreement.

(e) Treatment of Company PSUs. At the Effective Time, each outstanding performance stock unit or restricted stock unit subject to any performance vesting conditions (in each case, a “Company PSU”) under the Stock Plans, shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Company PSU to receive a fully vested amount in cash equal to the product of (i) the number of Shares subject to such Company PSU immediately prior to the Effective Time (with applicable performance determined in accordance with the applicable award agreement) multiplied by (ii) the Merger Consideration (plus any accrued dividend equivalents, to the extent provided under the applicable award agreement), to be paid at the time, with interest, in each case as specified in the applicable Company PSU award agreement.

(f) Treatment of Company Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Benefit Plans, other than Company Options, Company SARs, Company Restricted Shares, Company RSUs or Company PSUs (the “Company Awards”), shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest), at the time specified in the applicable Company Award agreement, a fully vested amount in cash equal to the product of (i) the number of Shares subject to such Company Award immediately prior to the Effective Time multiplied by (ii) the Merger Consideration, or, if the Company Award provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the Merger Consideration exceeds such reference price (plus any accrued dividend equivalents, to the extent provided under the applicable award agreement) (such amount, the “Company Award Consideration”). Notwithstanding the foregoing, from and following the Effective Time, and until the settlement of the underlying Company Awards, each holder of a right to Company Award Consideration shall be permitted to notionally invest the Company Award Consideration consistent with the investment options (other than Shares) made available under the Benefit Plans as in effect as of the date of this Agreement or as modified consistent with this Agreement.

(g) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board (the “Company Compensation Committee”), as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs and Company Awards pursuant to Section 4.3(a) through Section 4.3(f) and (ii) cause the Stock Plans to terminate at or prior to the Effective Time, subject to Parent’s obligations under this Section 4.3 and provided that, in the case of the Deferred Payment Plan, as amended and restated as of May 1, 2015, such termination shall be limited to the Stock Unit Account portion thereof. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs or Company Awards.

(h) Notwithstanding Section 4.3(a) through Section 4.3(f) to the contrary, to the extent the terms of any Company Option, Company SAR, Company Restricted Share, Company RSU, Company PSU or Company Award granted on or after the date of this Agreement expressly provide for treatment in connection with the occurrence of the Effective Time that is different from the treatment prescribed by Section 4.3(a) through Section 4.3(f), the terms of such Company Option, Company SAR, Company Restricted Share, Company RSU, Company PSU or Company Award shall control (and Section 4.3(a) through Section 4.3(f) shall not apply).

4.4. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the number of Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of Shares and Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs and Company Awards the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any Subsidiary of the Company to take any action otherwise prohibited by the terms of this Agreement.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports filed by the Company with the SEC since August 31, 2015 and publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor or “forward-looking statements” section to the extent they are cautionary, predictive or forward-looking in nature) or in the disclosure schedule delivered to Parent and Merger Sub by the Company immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent (and only to the extent) that the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority (x) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the Outside Date. The Company is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or a similar concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, (x) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the Outside Date. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the Company’s certificate of incorporation and bylaws, each as amended to the date of this Agreement, and each as so disclosed is in full force and effect.

As used in this Agreement: (i) the term “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) the term “Exchange Act” means the Securities Exchange Act of 1934, as amended, and (iii) the term “Material Adverse Effect” means any material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that, except as expressly set forth below, none of the following, and no change, effect, event, occurrence or development resulting from or arising out of the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) changes in the economy or financial, debt, credit or securities markets generally in the United States or elsewhere, including changes in interest or exchange rates;

(B) changes generally affecting the industries in the United States or elsewhere in which the Company or any of its Subsidiaries operate;

(C) changes or proposed changes in United States generally accepted accounting principles (“U.S. GAAP”) or other accounting standards or interpretations thereof or in any Law of general applicability, or interpretations thereof;

(D) changes in any political conditions, acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing;

(E) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics, floods or other natural disasters);

(F) any capital market conditions, in each case in the United States or elsewhere;

(G) a decline in the price or trading volume of the Shares on the New York Stock Exchange (the “NYSE”) or any other securities market or in the trading price of any other securities of the Company or any of its Subsidiaries or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries; provided that the exception in this clause (G) shall not prevent or otherwise affect a determination that any underlying change, effect, event, occurrence or development that is the cause of such decline has resulted in a Material Adverse Effect;

(H) any failure by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial, accounting or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by the Company or independent third parties) for any period; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any underlying change, effect, occurrence or development that is the cause of such failure has resulted in a Material Adverse Effect;

(I) the effect of seasonal changes on the results of operations or financial condition of the Company;

(J) the announcement, pendency or consummation of this Agreement or the Merger, including the impact thereof on relationships with employees and labor unions and relationships with customers, suppliers and distributors or other Persons; provided, that the exception in this clause (J) shall not apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.1(d);

(K) any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby; and

(L) the failure on the part of the Company or any of its Subsidiaries to take any action as a result of the restrictions set forth in Section 6.1(b) if the Company in good faith requested in writing that Parent consent to such action and Parent unreasonably withheld its consent to such requested action;

provided, further, that, with respect to clauses (A) through (F) and clause (I), such change, effect, occurrence or development may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such change, effect, occurrence or development has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 1,500,000,000 Shares and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Shares”). As of the close of business on September 12, 2016, 437,808,177 Shares were outstanding and no Preferred Shares were outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than Shares reserved for issuance under the Company’s Amended and Restated 2005 Long-Term Incentive Plan, Long-Term Incentive Plan, as amended and restated as of April 24, 2003 and further amended, Amended Climate Corporation 2006 Stock Plan and the Deferred Payment Plan, as amended and restated as of May 1, 2015 (the plans referred to immediately above and the award or other applicable agreements entered into thereunder, in each case as amended, are referred to herein as, each, a “Stock Plan” and, collectively, the “Stock Plans”), the Company has no Shares or Preferred Shares reserved for issuance. As of the close of business on September 12, 2016, 15,157,021 Shares were underlying outstanding Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs (at target performance) and Company Awards granted under the Stock Plans. All of the outstanding shares of capital stock or other voting securities of each of the Company’s Subsidiaries are owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, or any other similar encumbrance of any kind or nature (an “Encumbrance”), other than transfer restrictions imposed by applicable Law. Except as set forth in the second and fourth sentences of this Section 5.1(b)(i) and except for securities issued after the date of this Agreement in compliance with Section 6.1, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, securities, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell to any Person other than the Company or one or more of its wholly-owned Subsidiaries any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person (other than the Company or one or more of its wholly-owned Subsidiaries) a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance, other than transfer restrictions imposed by applicable securities Laws. Since the close of business on September 12, 2016, no Shares have been issued, except pursuant to grants of Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs and Company Awards outstanding prior to the close of business on September 12, 2016 in accordance with the terms of the applicable Stock Plan. The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(ii) Section 5.1(b)(ii) of the Company Disclosure Schedule contains a correct and complete list, as of the close of business on September 12, 2016, of all outstanding Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs (at target performance) and Company Awards granted under the Stock Plans by holder

(on an anonymous basis), including the date of grant, term, number of Shares and exercise price, in each case, where applicable. Since September 12, 2016 and through the date of this Agreement, no Company Options, Company SARs, Company Restricted Shares, Company RSUs, Company PSUs or Company Awards have been granted or awarded. Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Affiliates, each Company Option, Company SAR, Company Restricted Share, Company RSU, Company PSU and Company Award (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) if applicable, has an exercise price per share of Company common stock equal to or greater than the fair market value of a share of Company common stock on the date of such grant, and (C) qualifies for the Tax and accounting treatment afforded to such Company Option or Company Award, as applicable in the Company’s Tax returns and the Company Reports, respectively.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Company Board has (A) unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement and resolved to recommend adoption of this Agreement to the holders of Shares (other than Parent and its Subsidiaries) (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their adoption and (C) received the opinions of its outside financial advisors, Morgan Stanley & Co. LLC and Ducera Securities LLC, to the effect that based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Shares pursuant to this Agreement is fair, from a financial point of view, as of the date of such opinions, to such holders.

(d) Governmental Filings; No Violations.

(i) Other than any filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be made (A) pursuant to the DGCL, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) under the European Commission under Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings (the “EUMR”), (D) under other applicable antitrust, competition or merger control laws promulgated by any non-U.S. Governmental Entity (“Foreign Antitrust Laws” and, together with the HSR Act and the EUMR, “Antitrust Laws”), (E) in connection with the filing of a Joint Notice with CFIUS, (F) pursuant to the Exchange Act or (G) in accordance with the rules and policies of the NYSE, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any domestic, foreign or transnational governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement by the Company, except as (x) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the Outside Date.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”), binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.1(d)(i), under any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of the Company or any of its Subsidiaries under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the Outside Date.

(e) Company Reports; Financial Statements; Internal Controls.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since August 31, 2014 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (and, if amended, as of the date of such amendment) complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (and, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(iii) The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness or fraud so disclosed, if any, has been disclosed to Parent in writing prior to the date of this Agreement. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(iv) The consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present, or, in the case of consolidated financial statements included in or incorporated by reference into Company Reports filed after the date of the Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in conformity with U.S. GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto.

(f) Absence of Certain Changes.

(i) Since August 31, 2015 and through the date of this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business.

(ii) Since August 31, 2015, there has not been any change, effect, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii) Since May 31, 2016 and through the date of this Agreement, there has not been (A) any action taken by the Company or its Subsidiaries that would have required the consent of Parent pursuant to Section 6.1(b)(iii), Section 6.1(b)(v), Section 6.1(b)(vi), Section 6.1(b)(vii), Section 6.1(b)(viii), Section 6.1(b)(xii), Section 6.1(b)(xv) or Section 6.1(b)(xviii) if such action had been taken after the date of this Agreement or (B) any agreement by the Company or its Subsidiaries to take such action.

(g) Litigation and Liabilities.

(i) There are no pending or, to the Knowledge of the Company, threatened, civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings (each, an “Action”) before any Governmental Entity to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Entity against or involving the Company or its Subsidiaries, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction, decree or award of any Governmental Entity, except for those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) There are no obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than:

(A) obligations or liabilities to the extent disclosed, reflected or reserved against in the consolidated balance sheet of the Company for the quarterly period ended May 31, 2016 (or any notes thereto);

(B) obligations or liabilities arising in connection with the transactions contemplated by this Agreement;

(C) obligations or liabilities incurred in the ordinary course of business since May 31, 2016; or

(D) obligations or liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

As used in this Agreement, the term “Knowledge” means, (i) when used with respect to the Company or any of its Subsidiaries, the actual knowledge of the persons set forth on Section 5.1(g) of the Company Disclosure Schedule, and (ii) when used with respect to Parent or any of its Subsidiaries, the actual knowledge of any member of the board of management of Parent.

(h) Employee Benefits.

(i) Section 5.1(h)(i) of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of all material Benefit Plans (other than the Non-U.S. Benefit Plans). For purposes of this Agreement, “Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company or pursuant to which the Company or its Subsidiaries may have any liability, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Stock Plans, and all other employment, consulting (to the extent related to a natural person), retirement, termination or change in control agreements, supplemental retirement, profit sharing, deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus, insurance, medical, welfare, fringe or other plans, contracts policies or arrangements providing for benefits or remuneration of any kind, whether or not written and whether or not material. Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States are hereinafter being referred to as “Non-U.S. Benefit Plans”. Each Benefit Plan which has received a favorable determination or opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, has also been separately identified. True and complete copies of all material Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Schedule and all material amendments thereto have been provided or made available to Parent prior to the date of this Agreement.

(ii) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non-U.S. Benefit Plans (collectively, “U.S. Benefit Plans”) are, and have been operated, in substantial compliance with ERISA, the Code and other applicable Laws. Each U.S. Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”) covering all Tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination or opinion letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(iii) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has (A) engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, would reasonably be expected to subject the Company or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA, or (B) incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA.

(iv) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) all contributions or other amounts payable by the Company or any Subsidiary with respect to each U.S. Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with U.S. GAAP on the Company Reports, and (B) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any U.S. Benefit Plan or any trust related thereto.

(v) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”), (B) the Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), (C) no notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, other than pursuant to Pension Benefit Guaranty Corporation (“PBGC”) Reg. Section 4043.33 or 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date of this Agreement or will be required to be filed in connection with the transactions contemplated by this Agreement, and (D) no notices have been required to be sent to participants and beneficiaries or the PBGC under Section 302 of ERISA or Section 412 of the Code.

(vi) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan or collective bargaining agreement, other than (A) coverage mandated by applicable Law or (B) benefits not in excess of three years under severance arrangements.

(vii) Neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby would, whether alone or in combination with another event, except as required by Law, (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent and its Subsidiaries to merge, amend or terminate any of the Benefit Plans or (D) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

(viii) Each U.S. Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(ix) Neither the Company nor any Subsidiary has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(x) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) all Non-U.S. Benefit Plans comply in all respects with applicable Law, (B) all liabilities of the Company and its Subsidiaries with respect to any such Non-U.S. Benefit Plan are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by U.S. GAAP or other applicable accounting rules, and (C) there is no pending or, to the Knowledge of the Company, threatened litigation relating to Non-U.S. Benefit Plans.

(xi) The Company has provided Parent, prior to the date of this Agreement, with an anonymized employee census covering each employee of the Company and its Subsidiaries, which sets forth to the extent permissible under applicable Law: each employee’s employee identification number, annual base salary, target annual cash bonus and target long term incentive, in each case as of the date of this Agreement (the “Employee Census”). The Company shall use commercially reasonable efforts to cooperate with Parent in good faith for the purpose of preparing for the on-boarding of the employees, including providing updated Employee Census data prior to the Closing Date.

(i) Compliance with Laws; Permits.

(i) Compliance with Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) since August 31, 2013, the businesses of each of the Company and its Subsidiaries have been, and are being, conducted in compliance with all applicable federal, state, local, territorial, provincial, municipal, regional, foreign or supranational laws, statutes, codes, treaties or ordinances, common law, or any rules, regulations, judgments, orders, writs, injunctions, decrees and arbitration awards of any Governmental Entity (collectively, “Laws”), (B) no Action by any Governmental Entity against the Company or any of its Subsidiaries is pending or threatened in writing, and (C) as of the date of this Agreement, the Company has not received any written notice or written communication of any noncompliance with any Laws that has not been cured as of the date of this Agreement.

(ii) Permits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company and its Subsidiaries hold all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by any Governmental Entity (the “Company Permits”) necessary for the Company and its Subsidiaries to own, lease and operate their properties or other assets and to conduct their businesses, (B) all such Company Permits are in full force and effect, (C) all documents submitted by the Company or any of its Subsidiaries to Governmental Entities in order to obtain, maintain or defend any Company Permit were compiled, prepared and submitted in accordance with all applicable Laws, (D) the Company and its Subsidiaries are in compliance with such Company Permits and (E) there is not pending or, to the Company’s Knowledge, threatened any administrative or judicial proceeding that would reasonably be expected to result in any suspension, modification, revocation or cancellation of any of the Company Permits.

(j) Material Contracts.

(i) Section 5.1(j) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each of the following types of Contracts (excluding (x) Benefit Plans and (y) Contracts among the Company and any wholly-owned Subsidiaries of the Company or among wholly-owned Subsidiaries of the Company) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (such type of Contracts, regardless when entered into, being herein referred to as the “Material Contracts”) (it being understood that such Section 5.1(j) of the Company Disclosure Schedule may exclude Contracts filed as exhibits to any forms, statements, reports or documents filed or furnished to the SEC, but that such Contracts shall constitute Material Contracts to the extent that they would fall within any of clauses (A) through (I) below):

(A) each Contract or series of related Contracts requiring or reasonably likely to result in payment by the Company and any of its Subsidiaries of consideration in excess of $100,000,000 in any fiscal year;

(B) each Contract requiring or reasonably likely to result in payments to the Company and its Subsidiaries in excess of $100,000,000 in any fiscal year;

(C) each Contract or series of related Contracts evidencing Indebtedness of the Company or any of its Subsidiaries (other than intercompany Indebtedness owed by the Company or any wholly-owned Subsidiary) having an outstanding principal amount in excess of $100,000,000 individually and each Contract creating or resulting in the creation of any Encumbrance on any assets of the Company or any of its Subsidiaries securing Indebtedness in an amount in excess of $100,000,000 individually;

(D) each Contract with any Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) involving or reasonably likely to involve payments in excess of $150,000,000 per fiscal year;

(E) each Contract containing covenants binding upon the Company or its Subsidiaries that (I) expressly restricts the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would expressly restrict the ability of the Surviving Corporation or its Affiliates) to compete in any business or geographic area in a manner material to the Company (or the Surviving Corporation) and its Subsidiaries, taken as a whole or (II) grants “most favored nation” status in a manner material to the Company and its Subsidiaries, taken as a whole, and that, following the Merger, would apply to Parent and its Subsidiaries;

(F) each Contract: (I) pursuant to which a third party has granted to the Company or any of its Subsidiaries a commercial right to use, practice under or sublicense, or a covenant not to sue under, any Intellectual Property Rights that are material to the conduct of business of the Company and its Subsidiaries, taken as a whole, other than any non-exclusive license entered into the ordinary course of business for commercially available Intellectual Property Rights; (II) pursuant to which a third party has granted to the Company or any of its Subsidiaries a commercial right to use any Germplasm or any other biological material used in the development of, or incorporated in, seed varieties, including microorganisms and plasmids (“Biological Materials”) that is material to the conduct of business of the Company and its Subsidiaries, taken as a whole; (III) pursuant to which the Company or any of its Subsidiaries has granted a third party a commercial right to use, practice under or sublicense, or a covenant not to sue under, any material Owned Intellectual Property (excluding, however, any licenses to growers, seed companies or distributors under Contracts for which the material terms are substantially consistent with the terms provided in a standard contract template of the Company or a Subsidiary of the Company for the applicable crop and geographic area); (IV) pursuant to which the Company or any of its Subsidiaries has granted a third party a right to develop any Germplasm or Biological Materials for commercial use that is material to the conduct of business of the Company and its Subsidiaries, taken as a whole; or (V) pursuant to which the Company or any of its Subsidiaries has granted a third party a current or contingent right (including options or rights of first refusal) to acquire ownership of, or an exclusive license to, any material Owned Intellectual Property;

(G) each Contract between or among the Company or any of its Subsidiaries, on the one hand, and any director, officer, stockholder holding five (5) percent or more of any class of outstanding equity securities of the Company or, to the Company’s Knowledge, any Affiliate of such Person, on the other hand;

(H) each Contract to which the Company or any of its Subsidiaries is a party providing for any material joint venture or material joint arrangement; and

(I) each Contract that would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, whether or not previously filed as an exhibit to any Company Report.

As used in this Agreement, (I) the term “Indebtedness” means, with respect to any Person, without duplication, all obligations of such Person (i) for borrowed money; (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases (as such would be accounted for on a balance sheet of such Person calculated in accordance with U.S. GAAP as U.S. GAAP is in effect on the date of this Agreement); (iv) pursuant to receivables securitization or factoring programs; (v) pursuant to guarantees of any Indebtedness described in clauses (i)-(iv), (vi) and (vii) of this definition of any other Person (other than between or among the Company and its wholly-owned Subsidiaries); (vi) in respect of net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts that would be payable upon termination thereof (calculated assuming termination on the date of determination); and (vii) under letters of credit and bank guarantees of such Person and any related reimbursement obligations; and (II) the term “Affiliate” when used with respect to any Person means any other Person who is an “affiliate” of the first Person within the meaning of Rule 405 promulgated under the Securities Act.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Material Contracts are valid and binding on the Company and/or the relevant Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and are in full force and effect, subject to the Bankruptcy and Equity Exception. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party, is in violation of or in default under any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is in default in respect of any Indebtedness incurred pursuant to any Material Contract of the Company or any of its Subsidiaries. As of the date of this Agreement, no party to any Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, materially change the scope of rights or the pricing or the other material terms under, or fail to renew, any Material Contract.

(iii) A true, correct, complete and unredacted copy of each Material Contract as in effect as of the date of this Agreement, together with all material amendments thereto entered into on or prior to the date of this Agreement, has been made available to Parent prior to the date of this Agreement.

(k) Real Property.

(i) With respect to the real property owned by the Company or its Subsidiaries (the “Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, has good and valid title to the Owned Real Property, free and clear of any Encumbrance, except for Permitted Encumbrances.

(ii) With respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the lease or sublease for such Leased Real Property is valid, legally binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease.

(iii) As used in this Agreement, the term “Permitted Encumbrance” means (A) specified Encumbrances described in Section 5.1(k)(iii) of the Company Disclosure Schedule; (B) Encumbrances for Taxes or other governmental charges, assessments or claims of payment not yet due and payable or being contested in good faith or for which adequate reserves have been established in accordance with U.S. GAAP prior to the date of this Agreement; (C) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other like Encumbrances arising or incurred in the ordinary course of business; (D) Encumbrances securing payment, or any obligation, with respect to outstanding Indebtedness incurred in connection with the purchase of Owned Real Property so long as there is no event of default under such Indebtedness; (E) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business; (F) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; (G) zoning or other restrictions as to the use of the affected real property that do not in the aggregate materially affect the value of the property or materially impair its use, or (H) Encumbrances to the extent disclosed or reflected on the consolidated balance sheet of the Company for the quarterly period ended May 31, 2016 (or any notes thereto).

(l) Takeover Statutes. Assuming the accuracy of the representations and warranties in Section 5.2(g), no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, the Merger or the other transactions contemplated by this Agreement. Prior to the date of this Agreement, the Company Board has taken all action necessary, assuming the accuracy of the representations and warranties in Section 5.2(g), so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the transactions contemplated by this Agreement.

(m) Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since August 31, 2011, (i) each of the Company and its Subsidiaries has been in compliance with all applicable Environmental Laws, (ii) no real property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substances that would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iii) neither the Company nor any of its Subsidiaries is subject to liability relating to any off-site disposal of Hazardous Substances or contamination of non-owned properties or natural resources by Hazardous Substances; (iv) neither the Company nor any of its Subsidiaries has received any written claims alleging potential liability under any Environmental Law or relating to any off-site disposal of Hazardous Substances or contamination of non-owned properties or natural resources by Hazardous Substances; and (v) neither the Company nor any Subsidiary is subject to any order, decree, injunction or other binding arrangement with any Governmental Entity or any indemnity or written other contractual agreement with any third party providing for or requiring it to assume or incur any liability or obligations under any Environmental Law.

As used in this Agreement, (i) the term “Environmental Law” means any Law relating to the protection of the environment or human health and safety as its relates to any Hazardous Substance and (ii) the term “Hazardous Substance” means any material that is listed, regulated, classified or defined under any Environmental Law due to a potential for harm or contamination, including any petroleum compounds, asbestos, or polychlorinated biphenyls.

(n) Taxes. Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except, in each case, for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with U.S. GAAP in the financial statements included in the Company Reports filed prior to the date of this Agreement; and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension will be in effect after the Effective Time, and there has been no request by a Governmental Entity to execute such a waiver or extension.

(ii) There are no Tax Encumbrances upon any property or assets of the Company or any of its Subsidiaries other than Permitted Encumbrances. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Knowledge of the Company, any deficiencies for Taxes that have been assessed in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment, settled or withdrawn. To the Knowledge of the Company, there have been no state aid investigations of the European Commission initiated against a Member State of the European Union which directly affects the taxation of the Company or any of its Subsidiaries by such country.

(iii) As of the date of this Agreement, none of the Company or any of its Subsidiaries is (A) a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement (other than any (1) agreement or arrangement exclusively between or among the Company and/or any of its Subsidiaries or (2) customary Tax indemnification provisions in commercial agreements not primarily related to Taxes) or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each of clauses (A) and (B) of this sentence, the Company or any of its Subsidiaries is, after the date of this Agreement or after the Closing (as the case may be), liable for any amount of Taxes of another Person (other than the Company or any of its Subsidiaries). Since January 1, 2012, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code. To the Knowledge of the Company, there are no material closing agreements, private letter rulings, technical advance memoranda or similar agreements or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries which are still in effect as of the date of this Agreement.

(iv) Neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the IRS for the applicable period.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes or assessments imposed by any Governmental Entity of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” means all Tax returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax authority.

(o) Labor Matters.

(i) Section 5.1(o)(i) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of each collective bargaining agreement or other material agreement with a labor union, works council or similar organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Company Labor Agreements”, it being understood that Section 5.1(o)(i) of the Company Disclosure Schedule contains a list of only material Company Labor Agreements). To the Company’s Knowledge, as of the date of this Agreement, there are no material activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The Company has made available to Parent prior to the date of this Agreement accurate and complete copies of each Company Labor Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, the Company and its Subsidiaries are in compliance with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements. To the Knowledge of the Company, as of the date of this Agreement, no work stoppage or labor strike against the Company or any of its Subsidiaries by employees is pending or threatened, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, and wages and hours, and (B) none of the Company or any of its Subsidiaries is liable for any payment that is past due to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees of the Company or any of its Subsidiaries (other than payments to be made in the ordinary course of business).

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, (A) none of the Company or any of its Subsidiaries is subject to, is a party to, or has been threatened with any action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Entity, charge or lawsuit relating to labor or employment matters involving any current or former employees or consultants of the Company or any of its Subsidiaries, including matters involving labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours and (B) there are no controversies pending or threatened between the Company or any of its Subsidiaries and any of their respective current or former employees or consultants which controversies have or would reasonably be likely to result in an action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Entity, charge or lawsuit. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened Action that has been asserted or instituted against the Company or any of its Subsidiaries by any Governmental Entity or any individual relating to the legal status or classification of an individual classified by the Company or any of its Subsidiaries as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

(p) Intellectual Property.

(i) All assignments to the Company or any of its Subsidiaries of material Owned Intellectual Property that is Registered (collectively the “Registered Intellectual Property”) that is owned by the Company or such Subsidiary have been properly executed and recorded or are otherwise enforceable, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no inventorship challenges, opposition or nullity proceedings, post-grant reviews or similar proceedings commenced or threatened in writing with respect to any Patents, Trademarks or plant variety protection rights or applications and any seed deposits associated with any of the foregoing included in the Registered Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own all Intellectual Property Rights that the Company and its Subsidiaries own or purport to own, free and clear of all Encumbrances, except Permitted Encumbrances.

(iii) To the Knowledge of the Company, the Owned Intellectual Property is subsisting and the issued or granted Registered Intellectual Property is valid and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no Action pending or threatened in writing against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any material Owned Intellectual Property that is owned by the Company.

(iv) To the Knowledge of the Company, the conduct of the respective businesses of the Company or any of its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any third party, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, the Germplasm and Biological Materials used by the Company or any of its Subsidiaries has been acquired in compliance with all applicable Laws and without violating any third-party rights, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since August 31, 2013, there has been no Action pending or threatened in writing (including “cease and desist” letters and written invitations to take a patent license) against the Company or any of its Subsidiaries alleging that the conduct of the respective businesses of the Company or its Subsidiaries, or any product or service of the Company or its Subsidiaries, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no third party is infringing, misappropriating or violating any Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries owns or has the right to use all Intellectual Property Rights and Germplasm and Biological Materials used in or necessary for their respective businesses as currently conducted.

(vi) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of all Proprietary Information that is owned, used or held by the Company or any of its Subsidiaries, and (B) to the Knowledge of the Company, the Proprietary Information that is owned by the Company or any of its Subsidiaries has not been subject to unauthorized use or disclosure.

(vii) The IT Assets operate and perform as required by the Company and its Subsidiaries in connection with the conduct of their businesses as currently conducted, except as would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect. Since August 31, 2013, to the Knowledge of the Company, no person has gained unauthorized access to the IT Assets, except as would not, individually or in the aggregate, except as would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has implemented and maintains reasonable backup recovery technologies consistent with industry practices.

(viii) Except as would not reasonably be expected have a Material Adverse Effect, (A) the Company and its Subsidiaries have taken commercially reasonable steps to protect all Personally Identifiable Information against loss and against unauthorized access and use and (B) to the Knowledge of the Company, there has been no unauthorized access to or misuse of such Personally Identifiable Information.

(ix) For purposes of this Agreement, the following terms have the following meanings:

“Germplasm” means any and all biological materials and information used for the breeding and development of seed varieties, including breeding pools, collections of segregating lines, stabilized lines, breeding populations, plants, plant parts, parental seeds, commercial, pre-commercial and experimental hybrids and varieties, DNA, RNA and/or any markers.

“Intellectual Property Rights” means all (A) trademarks, service marks, brand names, certification marks, collective marks, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other forms of trade identity and other indicia of origin, all applications and registrations for the foregoing and all renewals of same, and all goodwill associated with the foregoing and symbolized thereby; (B) patents, registrations therefor, invention disclosures and applications therefor (including utility and design patents, industrial designs and utility models), including divisions, continuations, continuations-in-part, renewals, substitutions, reexaminations, extensions, supplementary protection certificates and reissues and any seed deposits associated with any of the foregoing (collectively, “Patents”); (C) confidential proprietary information, trade secrets and know-how (whether patentable or not), including inventions, discoveries, processes, methods, business methods, compositions of matter, schematics, models, designs, compositions, formulae, drawings, prototypes, and including all confidential proprietary information, trade secrets and know-how related to Germplasm or Biological Materials (collectively, “Proprietary Information”); (D) rights in published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions; and (E) all other intellectual property, industrial or similar proprietary rights, including, for the avoidance of doubt, any plant variety protection rights or applications therefor and any seed deposits associated with any of the foregoing, and in each case excluding, for the avoidance of doubt, any tangible embodiments of regulatory studies, data or registrations.

“IT Assets” means the Company’s and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment.

“Owned Intellectual Property” means all Intellectual Property Rights (i) owned by or (ii) exclusively or solely licensed to and, in the case of such licenses, material to the business of the Company or any of its Subsidiaries.

“Personally Identifiable Information” means any information held by the Company or any of its Subsidiaries can be used to specifically identify an individual person and any individually identifiable health information.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(q) Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each current insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (“Insurance Policies”) is in full force and effect, (ii) all premiums due under any Insurance Policy have been paid and (iii) as of the date of this Agreement, to the Knowledge of the Company, none of the Company or any of its Subsidiaries has received any notice of termination or cancellation or denial of coverage with respect to any Insurance Policy.

(r) Certain Business Practices.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company, its Subsidiaries and, to the Knowledge of the Company, their respective directors, officers, employees, consultants, sales representatives, distributors and agents have complied at all times since August 31, 2013, and are in compliance, with (A) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd1, et seq.) (“FCPA”), and (B) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. To the Knowledge of the Company and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company, any of its Subsidiaries and/or any of their respective directors, officers, employees, consultants, sales representatives, distributors, agents and business partners have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Entity to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA and any Laws described in clause (B) of the immediately preceding sentence. As used in this Agreement, the term “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries (x) have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company or any of its Subsidiaries operate and (y) have maintained such policies and procedures in force.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries have at all times since August 31, 2013 been, and are, in compliance with relevant sanctions and export control Laws and regulations in jurisdictions in which the Company or any of its Subsidiaries do business or are otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, and U.S. sanctions Laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (collectively, “Export and Sanctions Regulations”). Neither the Company nor any of its Subsidiaries manufactures or exports any technology, product, technical data or any other material that is (A) subject to U.S. Export and Sanctions Regulations (other than, with respect to the Export Administration Regulations, items designated as EAR99 on the Commodity Classification List) or (B) otherwise prohibited from export to Germany under the applicable Laws of the United States. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries (x) have instituted policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which the Company and its Subsidiaries operate or are otherwise subject to jurisdiction and (y) have maintained such policies and procedures in force.

(iii) Except as would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the Outside Date, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries (A) has received, directly or indirectly, material grants or similar funding from any Governmental Entity since August 31, 2013, (B) is, or since August 31, 2013 has been, a party to any customer or supply Contract (whether classified or unclassified) with any Governmental Entity as a prime contractor or as a subcontractor, (C) has received or placed, since August 31, 2013, any priority contracts or orders under the Defense Priorities and Allocation System, (D) stores or accesses information that is classified for national security purposes under Executive Order 13526 (or any similar Law) or (E) has been granted a facility security clearance. Except as would not reasonably be expected, individually or in the aggregate, to prevent the Company from consummating the Merger by the Outside Date, to the Knowledge of the Company, no director or senior executive of the Company holds a personnel security clearance in relation to such director or senior executive’s job at the Company.

(s) Information Supplied. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. None of the information supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(t) Company Products.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) since August 31, 2012, there has not been, and there is no pending, or to the Knowledge of the Company, threatened, recall or investigation of, or with respect to, any Company Product required by any Governmental Entity and (B) since August 31, 2012, none of the Company or any of its Subsidiaries has received any written notice from any Governmental Entity of any actual or alleged violation of any applicable Law in connection with any actual or alleged product recall, product safety, product defect or the content of product materials or packaging and labeling of products. As used in this Agreement, the term “Company Products” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any of its Subsidiaries and all products with respect to which the Company or any of its Subsidiaries has royalty rights.

(ii) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each of the Company and its Subsidiaries is in compliance, and since August 31, 2013 has complied, with all applicable Laws regulating the access, development, production, handling, commercialization and benefit sharing of seeds and any other biological materials or knowledge regarding Biological Material whether or not containing transformation events, (B) the Company and its Subsidiaries have in place policies and procedures that are reasonably designed to ensure that (I) there is no presence of regulated transformation events in seeds or any other Biological Materials produced, transferred to third parties for trialing or multiplication purposes, exported and/or commercialized by the Company and its Subsidiaries that is not in accordance with applicable Law and (II) the Company and its Subsidiaries have obtained all Company Permits required by applicable Law for the handling and delivery to third parties of seeds and other Biological Material, and (C) since August 31, 2013, each of the Company and its Subsidiaries has complied with, and has reasonably monitored the compliance of their counterparties and partners with, applicable industry standards, including the Excellence Through Stewardship industry stewardship initiative, herbicide resistance management practices and insect resistance management practices.

(u) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Morgan Stanley & Co. LLC and Ducera Securities LLC as its outside financial advisors.

(v) No Other Representations or Warranties. Except for the representations and warranties in this Section 5.1, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any its Subsidiaries or their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise). Neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and, except for the representations and warranties of the Company in this Section 5.1, any other information provided or made available to Parent or Merger Sub or their respective

Representatives in connection with the Merger or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent or Merger Sub or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Merger or the other transactions contemplated by this Agreement), and each of Parent and Merger Sub acknowledge the foregoing.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the disclosure schedule delivered to the Company by Parent immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule” and, together with the Company Disclosure Schedule, each a “Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent (and only to the extent) that the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. (i) Parent is a stock corporation duly incorporated and validly existing under the Laws of the Federal Republic of Germany, (ii) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and (iii) each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business, except in each case where the failure to be so qualified or in such good standing, or to have such power or authority, does not and would not reasonably be expected to, individually or in the aggregate, prevent Parent or Merger Sub, as applicable, from consummating the Merger and the other transactions contemplated by this Agreement by the Outside Date.

(b) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated by this Agreement, including the Financing. Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, including the Financing, subject only to the adoption of this Agreement by Bayer US Holding II LP as the sole stockholder of Merger Sub, which such adoption shall occur immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations.

(i) Other than any filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be made (A) pursuant to the DGCL, (B) under the HSR Act, (C) under the EUMR, (D) under applicable Foreign Antitrust Laws and (E) in connection with the filing of a Joint Notice with CFIUS, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be obtained by

Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement by Parent or Merger Sub, except as does not and would not reasonably be expected to, individually or in the aggregate, prevent Parent or Merger Sub from consummating the Merger by the Outside Date.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, including the Financing, will not, constitute or result in (A) a breach or violation of, or default under, the certificate of incorporation or bylaws of Merger Sub or the comparable governing documents of Parent or (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.2(c)(i), under any Law to which Parent or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of Parent or any of its Subsidiaries under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clauses (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that does not and would not reasonably be expected to, individually or in the aggregate, prevent Parent or Merger Sub, as applicable from consummating the Merger by the Outside Date.

(d) Litigation. There are no pending or, to the Knowledge of Parent, threatened Actions before any Governmental Entity to which Parent or any of its Subsidiaries is a party or any Action by any Governmental Entity against Parent or involving Parent or any of its Subsidiaries, in each case that would reasonably be expected to, individually or in the aggregate, prevent Parent or Merger Sub from consummating the Merger and the other transactions contemplated by this Agreement by the Outside Date.

(e) Financial Capacity.

(i) Prior to the execution of this Agreement, Parent or Bayer US Finance II LLC has delivered to the Company (A) a true, correct and complete copy, including all exhibits, schedules or amendments (if any) thereto (with only pricing terms redacted), of the fully executed Syndicated Term Loan Facility Agreement, dated as of September 14, 2016, between, among others, Parent, Bayer US Finance II LLC, Bank of America, N.A., Credit Suisse AG, London Branch, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, HSBC Bank plc, The Hong Kong and Shanghai Banking Corporation Limited and JPMorgan Chase Bank, N.A., London Branch (collectively, the “Facilities Agreement”), pursuant to which the Lenders (as defined in the Facilities Agreement) (including any of their respective successors under such Facilities Agreement, the “Financing Sources”) have committed, upon the terms and subject to the conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) and (B) true, correct and complete copies of each related fee letter and agency letter (redacted only for provisions related to fees and other economic terms (including “flex” terms), none of which would reasonably be expected to materially and adversely affect the conditionality, enforceability, availability or aggregate principal amount of the Debt Financing).

(ii) As of the date of this Agreement, the Facilities Agreement has not been terminated, amended or modified in any manner and the commitments contained in the Facilities Agreement have not been withdrawn, terminated or rescinded in any respect, and to the Knowledge of Parent, as of the date of this Agreement, no such termination, amendment, modification, withdrawal or rescission is contemplated, other than reductions expressly contemplated by the Facilities Agreement and permitted by Section 6.12. Except for the Facilities Agreement (and the fee letters and agency letter referred to in Section 5.2(e)(i)), there are no other agreements, side letters or arrangements to which Parent or any of its Affiliates is a party that could adversely affect the conditionality, enforceability, availability or aggregate principal amount of the Debt Financing contemplated by the Facilities Agreement. As of the date of this Agreement, the Facilities Agreement is in full force and effect and constitutes a legally valid and binding obligation of Parent, subject in each case to the reservations and qualifications as to matters of law set forth in Schedule 5 (Reservations) of the Facilities Agreement, and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent related to the funding of the full amount of the Debt Financing, other than those expressly set forth in Section 4 and Schedule 2 of the Facilities Agreement. As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Section 5.1 in all material respects, and assuming the performance by the Company of its obligations under this Agreement in all material respects, the proceeds disbursed under the Facilities Agreement, when taken together with cash and other debt or equity financing otherwise available to Parent and Merger Sub or deposited with the Paying Agent, will be sufficient for Parent and Merger Sub to pay the aggregate Merger Consideration at the Effective Time and to pay any other amounts payable pursuant to Article IV or otherwise payable by Parent or any of its Subsidiaries (including the Company and its Subsidiaries) in connection with the consummation of the Merger, including amounts expected to be necessary for any repayment or refinancing of debt of Parent or any of its Subsidiaries (including the Company and its Subsidiaries) contemplated by this Agreement or required in connection with the Merger, and all related fees and expenses of Parent and Merger Sub (collectively, the “Merger Amounts”). As of the date of this Agreement, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a breach or default) under the Facilities Agreement, in each case, on the part of Parent or any of its Affiliates or, to the Knowledge of Parent, any other party to the Facilities Agreement. Assuming the accuracy of the representations and warranties set forth in Section 5.1 in all material respects and assuming the performance by the Company of its obligations under this Agreement in all material respects, Parent has no reason to believe that any of the conditions precedent to the funding of a utilization under the Facilities Agreement will not be satisfied or that the Debt Financing contemplated by the Facilities Agreement will not be available to Parent or Merger Sub on the Closing Date. Parent and/or its Subsidiaries have fully paid all commitment fees and other fees required and due to be paid on or prior to the date of this Agreement pursuant to or in connection with the Facilities Agreement (if any).

(iii) There are no agreements, side letters or arrangements to which Parent or any of its Affiliates is a party that limit or otherwise adversely affect the ability of the Financing Sources or any other Person to arrange or provide financing or financial advisory services to any other Person in connection with an Acquisition Proposal.

(f) Ownership of Merger Sub; No Prior Activities. The authorized capital stock of Merger Sub consists solely of 100,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g) Ownership of Shares; Interested Stockholder. None of Parent, Merger Sub or any of their respective Subsidiaries (i) beneficially owns, directly or indirectly, any Shares, any rights or options to acquire any Shares or any securities or instruments convertible into, exchangeable into or exercisable for Shares or (ii) is, or has been at any time during the period commencing three (3) years prior to the date of this Agreement, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

(h) Information Supplied. None of the information supplied by Parent, Merger Sub or any of their respective Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i) Brokers and Finders. Neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees for which the Company would be responsible in connection with the Merger or the other transactions contemplated in this Agreement.

(j) No Other Representations or Warranties. Except for the representations and warranties in this Section 5.2, neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any its Subsidiaries or their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise). Without limiting the generality of the foregoing, neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Parent and its Subsidiaries notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and, except for the representations and warranties of Parent and Merger

Sub in this Section 5.2, with respect to any other information provided or made available to the Company or its Representatives in connection with the Merger or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to the Company or its Representatives in “data rooms,” management presentations or due diligence sessions in expectation the Merger or the other transactions contemplated by this Agreement), and the Company acknowledges the foregoing.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Except as otherwise (w) required by this Agreement, (x) required by applicable Law, (y) approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned) or (z) set forth on Section 6.1(a) of the Company Disclosure Schedule, after the date of this Agreement and prior to the Effective Time, the Company will, and will cause its Subsidiaries to, use its and their reasonable best efforts to conduct their businesses in the ordinary course and, to the extent consistent therewith, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to preserve their business organizations intact (including the service of key employees) and maintain existing relations with key customers, suppliers and other Persons with whom the Company and its Subsidiaries have significant business relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b) Except as otherwise (w) required by this Agreement, (x) required by applicable Law, (y) approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned) or (z) set forth on Section 6.1(b) of the Company Disclosure Schedule, from the date of this Agreement until the Effective Time, the Company will not, and will cause its Subsidiaries not to:

(i) (x) adopt any change in the certificate of incorporation or bylaws of the Company, or (y) adopt any change in the comparable organizational document of any Subsidiary of the Company that, in the case of this clause (y), would adversely affect the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate the Company or any of its Subsidiaries, in each case other than any such transactions among any wholly-owned Subsidiaries of the Company which would not reasonably be expected to result in a restriction or reduction in any participation exemption available under non-U.S. Law with respect to any such Subsidiaries;

(iii) (A) acquire or license tangible or intangible assets outside of the ordinary course of business or (B) make any capital contributions to or investments in any Person, in the case of clauses (A) and (B), other than any such transactions (I) among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries or (II) for amounts that do not exceed $200,000,000 in the aggregate in any fiscal year of the Company (in the case of clause (A), determined based upon the greater of the fair market value of the assets so acquired by the Company and its Subsidiaries or the fair market value of the consideration paid by the Company and its Subsidiaries);

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, restricted shares, restricted share units, performance share units, stock appreciation rights, phantom stock or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case, other than (A) any such transaction among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries or (B) any issuance, sale, grant or transfer of Shares pursuant to the settlement of Company Options, Company SARs, Company RSUs, Company PSUs or Company Awards outstanding as of the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement;

(v) make any loans, advances or guarantees outside the ordinary course of business, other than any such transactions (I) among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (II) permitted under Section 6.1(b)(viii) or (III) not in excess of $25,000,000 in the aggregate in any fiscal year of the Company;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) dividends or other distributions paid by any wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company and except for any quarterly dividends to stockholders of the Company by the Company in an amount not to exceed $0.54 per Share, in each case declared and paid at such times and in such amounts as is consistent with historical practice over the most recent fiscal year ended prior to the date of this Agreement and (B) dividend equivalents paid in respect of Company RSUs, Company PSUs or Company Awards outstanding as of the date of this Agreement or granted thereafter in accordance with the terms of this Agreement, in each case, in accordance with their terms);

(vii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (except for (A) any such transaction by a wholly-owned Subsidiary of the Company and (B) acquisitions of Shares in satisfaction of withholding obligations or payment of the exercise price in respect of Company Options, Company SARs, Company RSUs, Company PSUs or Company Awards outstanding as of the date of this Agreement pursuant to its terms or granted thereafter not in violation of this Agreement);

(viii) incur any Indebtedness, except for (A) intercompany Indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (B) Indebtedness not to exceed $1,500,000,000 in aggregate principal amount incurred to replace, renew, extend, refinance or refund any existing Indebtedness of the Company, which Indebtedness is (I) prepayable without premium or penalty (other than customary LIBOR breakage amounts) or (II) on terms that (x) taken as a whole, are substantially consistent with or not more restrictive than those contained in the Indebtedness being replaced, renewed, extended, refinanced or refunded and (y) permit parent guarantees and parent company reporting to be substituted for Company reporting, (C) Indebtedness under commercial paper arrangements, revolving credit facilities and other working capital or liquidity facilities not to exceed $3,500,000,000 in aggregate principal amount at any time outstanding pursuant to this subclause (C), (D) guarantees of Indebtedness of the Company or its wholly-owned Subsidiaries outstanding on the date hereof or otherwise incurred in compliance with this Section 6.1(b), (E) Indebtedness of the Subsidiaries of the Company organized under the laws of a country other than the United States in an aggregate principal amount (for all such Subsidiaries, taken together) not to exceed $500,000,000 at any time outstanding pursuant to this subclause (E), (F) Indebtedness pursuant to receivables financing or factoring arrangements (but in any event for which the factoring balance does not exceed $2,400,000,000 at any time outstanding (it being understood that this clause (viii)(F) and clause (xv)(D), taken together, permit a factoring balance that does not exceed $2,400,000,000)), (G) Indebtedness pursuant to capitalized leases (1) entered into in the ordinary course of business or (2) entered into in connection with the Arizona Greenhouse project, (H) Indebtedness in respect of swaps, options, derivatives and other hedging Contracts entered into in the ordinary course of business, (I) Indebtedness under letters of credit, bank guarantee arrangements and any related reimbursement obligations entered into in the ordinary course of business or (J) Indebtedness not to exceed $250,000,000 in aggregate principal amount that may be incurred other than in accordance with subclauses (A) through (I) inclusive;

(ix) (A) make or authorize any payment of, or accrual or commitment for, capital expenditures that, in the aggregate, exceed by more than 5%, or (B) fail to make payments of capital expenditures that, in the aggregate, are no less than 90%, in the case of each of clauses (A) and (B), of the aggregate amounts set forth in Section 6.1(b)(ix) of the Company Disclosure Schedule (the “Capex Budget”) for the respective periods set forth therein, except with respect to acquisitions or licenses of tangible or intangible assets permitted by clause (II) of Section 6.1(b)(iii);

(x) other than in the ordinary course of business or in connection with any matter to the extent such matter is expressly permitted by any other clause of this Section 6.1(b), (A) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (B) terminate or waive, or materially amend, modify or supplement, any rights or interests pursuant to or in any Material Contract, other than expirations of any such Contract in accordance with the terms of such Contract;

(xi) enter into any Contract that (x) materially restricts the ability of the Company or any of its Subsidiaries (or, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation or its Affiliates) to compete in any business or geographic area, or (y) grants “most favored nation” status that, following the consummation of the Merger, would be material to the Company or the crop science business of Parent and would apply to Parent, the Company or any of their respective Subsidiaries;

(xii) make any material changes with respect to financial accounting policies or procedures, except as required by Law, proposed Law or by U.S. GAAP or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xiii) settle any action, suit, claim, hearing, arbitration, investigation or other proceedings (other than any audit or other proceeding in respect of Taxes), in each case made or pending against the Company or any of its Subsidiaries (and not including any settlement with respect to matters in which any of them is a plaintiff) for an amount in excess of $150,000,000 in the aggregate in any fiscal year of the Company or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Entity that, in the aggregate, would materially restrict the future activity or conduct of Parent, the Company or any of their respective Subsidiaries, other than with respect to monetary settlements only, settlements or compromises of any action, suit, claim, hearing, arbitration, investigation or other proceedings to the extent reflected or reserved against in the balance sheet (or the notes thereto) of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2016 for an amount not in excess of the amount so reflected or reserved;

(xiv) (A) file or amend any material Tax Return (other than in the ordinary course of business), (B) settle or compromise any material Tax liability for an amount materially in excess of the amount reserved or accrued on the Company’s most recent consolidated balance sheet included in the Company Reports, (C) make, change or revoke any material Tax election (other than an entity classification election under Treasury Regulation Section 301.7701-3 in respect of any Subsidiary that is not material), (D) change any material method of Tax accounting or (E) terminate, consent to the termination of or agree to any material modification of any ruling or agreement listed in Section 5.1(n)(iii) of the Company Disclosure Schedule (or that would be necessary to be listed therein in order to prevent a breach of Section 5.1(n)(iii)) if such action is reasonably expected to result in a material increase in the Tax liability of the Company or any of its Subsidiaries;

(xv) transfer, sell, lease, divest, cancel or otherwise dispose of any assets (other than Intellectual Property Rights, Germplasm, or Biological Materials) of the Company or any of its Subsidiaries, except for transfers, sales, leases, divestments, cancellations or other dispositions (A) of products and services in the ordinary course of business, (B) of obsolete inventory and equipment in the ordinary course of business, (C) of tangible assets having a net present value not in excess of $35,000,000 individually or $60,000,000 in the aggregate in any fiscal year of the Company (it being understood that the net present value of such assets shall count against the thresholds set forth in Section 6.1(b)(xvi)(IV)), (D) of receivables, invoices and related rights and assets pursuant to receivables financing or factoring arrangements (but in any event for which the factoring balance does not exceed $2,400,000,000 at any time outstanding (it being understood that this clause (xv)(D) and clause (viii)(F), taken together, permit a factoring balance that does not exceed $2,400,000,000)) and (E) among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(xvi) (A) transfer, sell, license, mortgage, pledge, encumber, divest or otherwise dispose of any Intellectual Property Rights, Germplasm or Biological Materials or (B) except in the ordinary course of business, grant, extend, amend, fail to diligently prosecute or cancel, abandon or allow to lapse (in each case, except as required in the diligent prosecution of Registered Intellectual Property), waive or modify, as applicable, any rights in or to material Owned Intellectual Property, Germplasm or Biological Materials, except, in the case of each of clauses (A) and (B), for (I) non-exclusive licenses of Intellectual Property Rights, Germplasm or Biological Materials in the ordinary course of business, (II) exclusive licenses of Intellectual Property Rights, Germplasm or Biological Materials in the ordinary course of business, provided such licenses are not exclusive in all fields of use, and provided, further, that such licenses retain the Company’s rights to offer or develop products or services that the Company is offering or developing or planning to offer or develop, as the case may be, at any time from the date hereof and through the Effective Time, (III) transfers, sales, licenses, mortgages, pledges, encumbrances, divestments and other dispositions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries and (IV) transfers, sales, licenses, divestments or other dispositions of Intellectual Property Rights, Germplasm or Biological Materials having a net present value not in excess of $35,000,000 individually or $60,000,000 in the aggregate in any fiscal year of the Company (it being understood that the net present value of such Intellectual Property Rights, Germplasm or Biological Materials shall count against the thresholds set forth in Section 6.1(b)(xv)(C));

(xvii) except as required by Contracts or Benefit Plans, (A) terminate, adopt, establish, enter into, materially amend or renew (or communicate any intention to take such action) any material Benefit Plan, (B) increase in any manner the compensation, benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants who are natural persons of the Company or its Subsidiaries, other than routine annual salary or base pay increases (and corresponding increases in bonus or incentive payments to the extent determined by reference to salary or base pay) for non-executive officer employees, in the ordinary course of business consistent with past practice, (C) pay any bonus or incentive compensation under any Benefit Plan, other than payments based on actual performance for completed performance periods, (D) accelerate the vesting of or lapsing of restrictions, or amend the vesting requirements, with respect to any equity-based compensation or other long-term incentive compensation under any Benefit Plan, (E) grant any new severance, change in control, retention benefit or award (other than pursuant to arrangements entered into with newly hired and promoted employees in the ordinary course of business consistent with past practice and for separation agreements entered into with terminated employees who are not executive officers in the ordinary course of business consistent with past practice) or amend the terms of outstanding awards under any Benefit Plan, (F) take any action to accelerate the payment, or to fund or secure the payment, of any amounts under any Benefit Plan, (G) change any assumptions used to calculate funding or contribution obligations under any material Benefit Plan, other than as required by U.S. GAAP, (H) hire any executive officer or hire any employee or consultant who is a natural person with a target total annual cash compensation (e.g., base pay or base rate and short-term cash incentive target amounts) opportunity in excess of $500,000 (other than hiring to fill an open position, provided that compensation and benefits for such persons are consistent with past practice for new hires in similar positions in the Company), (I) promote any executive officer of the Company or promote any employee to an executive officer position, other than to fill an open position, (J) become a party to, establish, adopt, materially amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, other than, with respect to any such arrangement covering employees outside of the United States, in the ordinary course of business consistent with past practice, or (K) terminate without cause the employment of any executive officer of the Company;

(xviii) except as reasonably required or appropriate in response to any change or event after the date of this Agreement, fail to implement the Company’s 2015 Restructuring Plan without material deviation from the remaining amount budgeted as of the date of this Agreement in, and otherwise in conformity in all material respects with, the plan set forth in Section 6.1(b)(xviii) of the Company Disclosure Schedule;

(xix) subject to Section 6.2, enter into agreements with respect to, or consummate, any acquisition, merger, consolidation, dissolution, liquidation, tender offer, share exchange, business combination, license of Intellectual Property Rights or similar transaction that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Merger; and in furtherance of the foregoing, prior to entering into any agreement with respect to a license of Intellectual Property Rights for which there is a risk that such license will be subject to this Section 6.1(b)(xix), the Company will cooperate and consult with the Parent and consider in good faith the views of Parent in connection therewith; or

(xx) agree, authorize or commit to do any of the foregoing.

(c) After the date of this Agreement and prior to the Effective Time, Parent and Merger Sub will not, and will cause their respective Subsidiaries not to enter into agreements with respect to, or consummate, any acquisition, merger, consolidation, dissolution, liquidation, tender offer, share exchange, business combination, license of Intellectual Property Rights or similar transaction that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger; and in furtherance of the foregoing, prior to entering into any agreement with respect to a license of Intellectual Property Rights for which there is a risk that such license will be subject to this Section 6.1(c), Parent will cooperate and consult with the Company and consider in good faith the views of the Company in connection therewith.

(d) The Company shall keep Parent reasonably informed regarding developments relating to the projects set forth on Section 6.1(d) of the Company Disclosure Schedule.

(e) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2. Acquisition Proposals; Change in Recommendation.

(a) No Solicitation or Negotiation. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the Effective Time, except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries and any of the directors or officers of it or its Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, propose or knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions); or

(iii) provide any non-public information to any Person in connection with any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal, the Company may:

(i) provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that, in the event that such information has not previously been made available to Parent, the Company shall promptly (and in any event within 24 hours) provide such information to Parent, and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive in the aggregate to the other party than the terms in the Confidentiality Agreement are on Parent at such time; and

(ii) engage and participate in discussions and negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith, after consultation with outside legal counsel and outside financial advisors that (A) based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) The Company shall promptly (and, in any event, within 24 hours) give notice to Parent if the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal, (ii) any request by any Person or group for information with respect to any Acquisition Proposal, or (iii) any request by any Person or group for discussions or negotiations with respect to an Acquisition Proposal, setting forth in such notice the name of such Person or group and the material terms and conditions of any such Acquisition Proposal and thereafter shall keep Parent informed, on a current basis (and, in any event, within 24 hours), of the terms of any such proposals and any material developments with respect to any such Acquisition Proposal (including any material amendments thereto and any material changes to the status of any such discussions or negotiations).

(d) For purposes of this Agreement:

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest involving any Person or group (other than Parent, its Subsidiaries or its Affiliates) relating to (i) a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries pursuant to which any Person or group (other than Parent, its Subsidiaries or its Affiliates) would acquire, directly or indirectly, in one or a series of related transactions, more than 15% of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof) or more than 15% of the aggregate voting power of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity in a merger, consolidation, tender offer, share exchange or other business combination involving the Company, (ii) any acquisition by any Person or group (other than Parent, its Subsidiaries or its Affiliates) of more than 15% of the aggregate voting power or of any class of equity securities of the Company or more than 15% of the consolidated assets (including equity securities of any of the Company’s Subsidiaries and equity securities of any other entity) of the Company and its Subsidiaries or (iii) any acquisition, joint venture, partnership or collaboration by or with any Person or group (other than Parent, its Subsidiaries or its Affiliates) involving assets, rights, Contracts, businesses or operations of the Company or any of its Subsidiaries (A) having a value in excess of 15% of the consolidated assets (including equity securities of any of the Company’s Subsidiaries and equity securities of any other entity) of the Company and its Subsidiaries or (B) involving earnings before interest and taxes equal to or in excess of 15% of the Company’s and its Subsidiaries’ earnings before interest and taxes in its most recent completed fiscal year, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal that did not arise from a material breach of the Company’s obligations set forth in this Section 6.2 that the Company Board has determined in good faith, after consultation with outside legal counsel and its outside financial advisors, and taking into account (i) all legal, financial, financing and regulatory aspects of the proposal, (ii) the identity of the Person(s) making the proposal, (iii) the likelihood of the proposal being consummated in accordance with its terms and (iv) any revisions to the terms of this Agreement proposed by Parent pursuant to Section 6.2(f), would, if consummated, result in a transaction (A) more favorable to the Company’s stockholders from a financial point of view than the Merger, (B) for which financing, if a cash transaction (in whole or in part), is reasonably capable of being fully committed, and (C) that is reasonably capable of being consummated, taking into account any regulatory, financing or approval requirements; provided, that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

(e) No Change in Recommendation or Alternative Acquisition Agreement. Except as permitted by Section 6.2(f) and Section 6.2(g), the Company Board, including any committee thereof, shall not:

(i) withdraw or fail to make when required by this Agreement (or publicly propose or resolve to withdraw or fail to make when required by this Agreement) the Company Recommendation with respect to the Merger;

(ii) qualify or modify (or publicly propose or resolve to qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent;

(iii) approve or recommend, or publicly declare advisable, any Acquisition Proposal;

(iv) fail to include the Company Recommendation in the Proxy Statement;

(v) if any Acquisition Proposal that is structured as a tender offer or exchange offer for outstanding Shares is commenced pursuant to Rule 14d-2 of the Exchange Act, fail to recommend against acceptance of such offer by the Company’s stockholders prior to eleven (11) Business Days after commencement of such tender offer or exchange offer pursuant to Rule 14d-2 of the Exchange Act;

(vi) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, collaboration agreement or other agreement (other than a confidentiality agreement pursuant to Section 6.2(b)(i)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) (any of the actions set forth in the foregoing clauses (i) through (vi), a “Change of Recommendation”); or

(vii) except as expressly permitted by, and after compliance with, Section 6.2(f), cause or permit the Company to enter into an Alternative Acquisition Agreement.

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board may (I) effect a Change of Recommendation and/or (II) cause the Company to both enter into an Alternative Acquisition Agreement providing for an Acquisition Proposal and terminate this Agreement pursuant to Section 8.1(h), in either case if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (x) in the case of clause (I) where the Change of Recommendation is not made in response to an Acquisition Proposal, that an Intervening Event has occurred and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in the case of clause (I) where such Change of Recommendation is made in response to an Acquisition Proposal or in the case of clause (II), such Acquisition Proposal constitutes a Superior Proposal and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Company Board shall not take any action set forth in clauses (I) or (II) above unless and until (1) the Company has given Parent written notice of its intention to take such action five (5) Business Days in advance, which notice shall comply with the provisions of Section 6.2(c) (if applicable), setting forth in writing that management of the Company intends to recommend to the Company Board that it take such action; (2) after giving such notice and prior to taking such action, the Company has negotiated in good faith with Parent (to the extent Parent wishes to negotiate) to enable Parent to propose in writing a binding offer to make such revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal (or, in the case of clause (I), such that the failure to make a Change of Recommendation would not be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law); and (3) at the end of the five (5) Business Day period and prior to taking any such action, the Company Board has considered in good faith any such binding offer to make revisions to the terms of this Agreement proposed by Parent and any other information offered by Parent in response to the notice, and has determined in good faith, after consultation with outside legal counsel and its outside financial advisors, that in the case of a Superior Proposal, the Superior Proposal continues to constitute a Superior Proposal (or, in the case of clause (I), that the failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law) if such changes proposed in such binding offer by Parent were to be given effect. In the event of any modification to the financial terms or any other material terms of any Acquisition Proposal, the proviso in the immediately preceding sentence shall apply again (but the five (5) Business Day period shall instead be three (3) Business Days).

“Intervening Event” means a change, effect, event, occurrence or development that was not known by the Company Board as of the date of this Agreement and which is unrelated to any Acquisition Proposal.

(g) Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit the Company, the Company Board or any committee of the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing, adversely qualifying, modifying or failing to make when required by this Agreement the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(g); it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation. To the extent permissible under applicable Law, the Company shall take such actions as it is required to take pursuant to Section 6.2(f) in connection with a Change of Recommendation prior to making any disclosure contemplated by this Section 6.2(g) that would be or would be deemed to be a Change of Recommendation.

(h) Existing Discussions. The Company shall, and shall cause its Subsidiaries and the directors and officers of it and its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or proposal or transaction that would reasonably be expected to result in an Acquisition Proposal. The Company shall promptly deliver a written notice to each such Person requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries that the Company provided to such Person with respect to any Acquisition Proposal discussed on or prior to the date hereof. The Company will promptly terminate all physical and electronic data access previously granted to such Persons in connection with any such Acquisition Proposal, proposal or transaction discussed on or prior to the date hereof.

(i) Limits on Release of Standstill and Confidentiality. During the period commencing with the execution and delivery of this Agreement and continuing until the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement entered into in connection with any Acquisition Proposal proposed, discussed or negotiated on or prior to the date of this Agreement to which the Company or any of its Subsidiaries is a party. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar obligation of any Person if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

6.3. Proxy Statement Filing.

(a) The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement, a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC.

(b) The Company shall provide legal counsel to Parent with a reasonable opportunity to review and comment on drafts of the Proxy Statement and any other documents related to the Company Stockholders Meeting prior to filing such documents with the applicable Governmental Entity and mailing such documents to the Company’s stockholders. The Company shall consider in good faith all comments reasonably proposed by Parent or its legal counsel and agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent.

6.4. Company Stockholders Meeting.

(a) The Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of the holders of Shares (the “Company Stockholders Meeting”) as promptly as practicable after the SEC confirms that it has no further comments on the Proxy Statement, to consider and vote upon the adoption of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting, except to the extent required by Law. Notwithstanding anything to the contrary in this Agreement, (i) the Company may adjourn, recess, or postpone, and at the request of Parent it shall adjourn, recess or postpone, the Company Stockholders Meeting for a reasonable period to solicit additional proxies, if the Company or Parent, respectively, reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote (provided that, unless agreed by the Company and Parent, all such adjournments, recesses or postponements shall be for periods of no more than ten (10) Business Days each and thirty-five (35) Business Days in the aggregate), and (ii) the Company may adjourn, recess, or postpone the Company Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting. Subject to Section 6.2(f), the Company Board shall include the Company Recommendation in the Proxy Statement and shall use its reasonable best efforts to obtain the Requisite Company Vote. Notwithstanding anything in this Agreement to the contrary, if the Company Stockholders Meeting cannot reasonably be held earlier than December 14, 2016, the Company may amend the preliminary Proxy Statement to include all of the information required for its 2017 Annual Meeting of Shareowners to be held on January 27, 2017 (the “Annual Meeting”), in which case the Company Stockholders Meeting shall be the Annual Meeting.

(b) The Company agrees to provide Parent with periodic voting reports concerning the proxy solicitation results promptly following any reasonable request by Parent. In the event that after the date of this Agreement, the Company Board makes a Change of Recommendation, the Company shall nevertheless submit this Agreement to the holders of the Shares to obtain the Requisite Company Vote at the Company Stockholders Meeting or at any adjournment or postponement thereof, unless this Agreement is terminated in accordance with Section 8.1.

6.5. Cooperation; Antitrust Matters; CFIUS; Status.

(a) Cooperation.

(i) Subject to the terms and conditions set forth in Section 6.2, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to (A) take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing as soon as reasonably practicable and advisable following the date of this Agreement, all notifications, filings, registrations, submissions and other materials required under (x) the HSR Act, (y) EUMR and (z) any Foreign Antitrust Laws), (B) obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement and (C) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(ii) Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct and control all matters with any Governmental Entity consistent with its obligations under this Section 6.5; provided that Parent and the Company shall have the right to participate in all such matters and to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Neither Parent nor the Company shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. In addition, Parent shall keep the Company reasonably informed regarding the status of any contemplated Divestiture Actions to any third Persons and its material meetings or material teleconferences with such third Persons relating thereto. In exercising the rights contemplated by this Section 6.5(a)(ii), each of the Company and Parent shall act reasonably and as promptly as reasonably practicable. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Merger and the other transactions contemplated by this Agreement without the prior written consent of Parent.

(b) Antitrust Matters. Without limiting the generality of the undertakings pursuant to this Section 6.5, but subject to the terms and conditions set forth in this Agreement, including this Section 6.5(b), Parent shall, as promptly as reasonably practicable, take all actions necessary to obtain approvals or secure the expiration or termination of any applicable waiting period under the HSR Act, EUMR or any Foreign Antitrust Laws and resolve any objections asserted with respect to the Merger or the other transactions contemplated by this Agreement under any applicable Law raised by any federal, state, local or foreign court or other Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Laws (each, a “Governmental Antitrust Entity”) in order to prevent the entry of any Order that would prevent or materially delay the consummation of the Merger and with a view toward accomplishing the parties’ goal of having the Merger consummated by the end of 2017, and to enable the Merger to be consummated no later than the 18-month anniversary of the date of this Agreement (it being understood that the foregoing shall not affect the determination of the Outside Date), including (A) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company, Parent or their respective Subsidiaries contemporaneously with or subsequent to the Effective Time, (B) permitting the Company and its Subsidiaries to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries prior to the Effective Time, (C) terminating existing relationships, contractual rights or obligations of the Company, Parent or their respective Subsidiaries, (D) terminating any joint venture or other arrangement of the Company, Parent or their respective Subsidiaries or (E) creating any relationship, contractual right or obligation of the Company, Parent or their respective Subsidiaries (or, in each case, entering into agreements or stipulating to the entry of any Order by, or filing appropriate applications with, any Governmental Entity in connection with any of the foregoing and, in the case of actions by or with respect to the Company or its Subsidiaries, by consenting to such action by the Company or its Subsidiaries (including any consents required under this Agreement with respect to such action) (the actions described in clauses (A) through (E), collectively, “Divestiture Actions”); provided, however, that in no event shall Parent or any of its Affiliates be required to take any Divestiture Action other than pursuant to Section 6.5(c)(iii) if such Divestiture Action, taken together with all other Divestiture Actions undertaken with respect to the matters contemplated by this Section 6.5 and such terms, conditions and consequences described in Section 7.2(c), would reasonably be likely to result in (x) in the case of Divestiture Actions contemplated by clauses (A) and (B), the one-year loss of net sales to Parent, the Company and their Subsidiaries (as measured by annual net sales in fiscal year 2016 for the Company and annual net sales in fiscal year 2015 (converted to U.S. Dollars based on the exchange rate of $1.11 per euro) for Parent) in excess of $1,600,000,000 (one billion six hundred million dollars) in the aggregate, or (y) in the case of Divestiture Actions contemplated by clauses (A) through (E), a material adverse effect on the business, financial condition or results of operations of the consolidated agricultural businesses of Parent, the Company and their respective Subsidiaries (after giving effect to the Merger), taken as a whole, taking into account all effects described in clause (x) above (any of the results described in clause (x) or (y), a “Substantial Detriment”). The Company shall not, and shall cause its Subsidiaries and their respective Representatives not to, take any action described in the previous sentence, or propose, proffer or agree to undertake any such action, without the prior written consent of Parent; provided, however, that Parent shall be entitled, in its sole discretion, to compel the Company and its Subsidiaries to take any such action (or propose, proffer or agree to undertake any such action) if such action is conditioned on the occurrence of the Closing or is only effective after the Effective Time.

(c) CFIUS. In addition to, and without limiting the generality of, the obligations in Section 6.5(a), each of the Company and Parent agree to take or cause to be taken the following actions:

(i) (A) as promptly as reasonably practicable after the date of this Agreement, provide all necessary information within their respective control, and use reasonable best efforts to provide, as promptly as reasonably practicable, all necessary information which is not within such party’s control, needed for a joint voluntary notice with regard to the Merger (“Joint Notice”) to the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to Section 721 of the Defense Production Act of 1950, as amended, including amendments made by the Foreign Investment and National Security Act of 2007 (codified at 50 U.S.C. § 4565), and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq. (collectively, “Section 721”), (B) as promptly as reasonably practicable after the date of this Agreement, submit a draft Joint Notice to CFIUS, and promptly address and resolve any questions and comments received on the draft Joint Notice from CFIUS staff, (C) immediately after the prompt resolution of all questions and comments received from CFIUS staff on the draft Joint Notice, prepare and submit the final Joint Notice, which shall in any event be made within five (5) calendar days of the receipt of comments from CFIUS unless the parties agree otherwise in writing, and (D) provide any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Merger and the other transactions contemplated by this Agreement, within the time periods specified by 31 C.F.R. § 800.403(a)(3), or otherwise provided by CFIUS, without the need to request an extension of time;

(ii) in connection with the efforts to obtain the Completion of CFIUS Process, (A) cooperate in all respects and consult with each other in connection with the Joint Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (B) promptly inform the other party of any communication received by such party from, or given by such party to, CFIUS, by promptly providing copies to the other party of any such written communications, except for any exhibits to such communications providing the personal identifying information required by 31 C.F.R. § 800.402(c)(6)(vi); and (C) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any meetings, substantive telephone calls or conferences with CFIUS, in each of clauses (A), (B) and (C), subject to confidentiality considerations contemplated by Section 721 or as may be required by CFIUS. In addition, with regard to any meeting or substantive conversation, a party need not be represented or notified by the other party if any Governmental Entity objects to the party’s being represented at, or notified of, as applicable, any such meeting or any such conversation; and

(iii) use their respective reasonable best efforts to obtain the Completion of CFIUS Process as promptly as reasonably practicable. Without limiting the generality of the undertakings pursuant to this Section 6.5, but subject to the terms and conditions set forth in this Agreement, including this Section 6.5(c), Parent shall promptly take or agree to take all Divestiture Actions necessary to secure the Completion of CFIUS Process and resolve any objections asserted with respect to the Merger or the other transactions contemplated by this Agreement under Section 721 or other applicable Law raised by any federal, state, local or foreign court or other Governmental Entity in order to obtain the Completion of CFIUS Process; provided, however, that in no event shall Parent or any of its Affiliates be required to take, or agree to take, any Divestiture Actions under this Section 6.5(c)(iii) that, individually or in the aggregate, would reasonably be likely to result in a Substantial Detriment (without giving effect to any Divestiture Actions under Section 6.5(b)); provided, further, that Parent shall be entitled, in its sole discretion, to compel the Company to take any such Divestiture Action or agree to take any such Divestiture Action if such Divestiture Action is conditioned on the occurrence of the Closing or is only effective after the Effective Time.

As used in this Agreement, the “Completion of CFIUS Process” means that any of the following shall have occurred:

(A) CFIUS shall have determined that there are no unresolved national security concerns with respect to the Merger, and the Company and Parent shall have received written notice from CFIUS that action under Section 721 has been concluded;

(B) the Company and Parent shall have received written notice from CFIUS that the Merger is not a “covered transaction” pursuant to Section 721; or

(C) CFIUS shall have sent a report to the President of the United States requesting the decision of the President of the United States on the Joint Notice and (I) the period under Section 721 during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the Merger shall have expired without any such action being threatened, announced or taken, (II) the President of the United States shall have announced a decision not to, or otherwise declined to, take any action to suspend or prohibit the Merger, or (III) the President of the United States shall have determined to take such action or actions that, individually and in the aggregate with any Divestiture Actions undertaken with respect to the matters contemplated by this Section 6.5(c), would not reasonably be expected to result in a Substantial Detriment (without giving effect to any Divestiture Actions under Section 6.5(b)).

As used in this Agreement, “CFIUS Turndown” means that any of the following shall have occurred: (A) the President of the United States shall have announced a decision to suspend or prohibit the Merger or (B) the President of the United States shall have determined to take such action or actions that, individually or in the aggregate with all other Divestiture Actions undertaken with respect to the matters contemplated by this Section 6.5(c), would reasonably be expected to result in a Substantial Detriment (without giving effect to any Divestiture Actions under Section 6.5(b)).

(d) Status; Notifications. Subject to applicable Law and as required by any Governmental Entity, the Company and Parent shall promptly notify the other of any of the following, if such party has knowledge thereof: (i) any written notice or other written communication received by such party from any Governmental Entity in connection with the Merger or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger.

(e) Potential Divestitures. If reasonably requested by Parent so as to permit (or as identified by Parent as reasonably likely to be necessary to permit) the expiration or termination of any applicable waiting period (or the receipt of any consent) under the HSR Act, EUMR, any Foreign Antitrust Laws and/or the Completion of CFIUS Process and resolve any objections asserted with respect to the Merger or the transactions contemplated by this Agreement under any applicable Law or by any Governmental Entity, the Company shall, and shall cause its Subsidiaries to, as promptly as reasonably practicable after receipt of such request, agree to any Divestiture Action with respect to assets or businesses of the Company or its Subsidiaries; provided, however, that any such Divestiture Action (each, a “Potential Company

Divestiture Action”) is conditioned on the occurrence of, or shall become effective only from and after, the Effective Time. In furtherance of the foregoing, to the extent reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent to facilitate any Potential Company Divestiture Action, including by, to the extent reasonably requested by Parent, (w) entering into confidentiality agreements containing customary terms with any Persons whom Parent identifies to the Company as potential purchasers in a Potential Company Divestiture Action (such potential purchasers to be referred to as “Potential Purchasers”), (x) permitting Potential Purchasers to conduct (and cooperate with such Potential Purchasers’) reasonable documentary and other investigations with respect to such Potential Company Divestiture Action (provided that any such Potential Purchaser executes and delivers to the Company a confidentiality agreement containing customary terms), (y) complying with any applicable right of first refusal, right of first offer, right of approval and similar provisions that may be applicable to a proposed transfer of a Potential Company Divestiture Action and (z) delivering such notices and executing such contracts relating to the Potential Company Divestiture Action as reasonably requested by Parent; provided, however, that in the event that the Company reasonably asserts that anything in this Section 6.5(e) would require the Company or any of its Subsidiaries to take any action or provide any cooperation that would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party or any applicable Law or duty, (iii) result in the disclosure of any information referencing the valuation of the Company or any of its Subsidiaries or (iv) cause a risk of loss or waiver of the protection of any attorney-client privilege, attorney work product or other legal privilege, the Company may withhold such cooperation; provided, that if the Company withholds such cooperation on the basis of the foregoing clauses (ii) through (iv), the Company shall promptly inform Parent as to the general nature of what is being withheld and the Company and Parent shall use their respective commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure as promptly as reasonably practicable that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts (without payment of any consideration, fees or expenses) to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without such impediments. The Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided pursuant to the preceding sentence as “Outside Counsel Only Material” or with similar restrictions. The Company shall keep Parent apprised of the status of Potential Company Divestiture Actions and, to the extent reasonably requested by Parent and subject to Section 6.6, shall provide Parent with information and access to data and personnel reasonably necessary to permit Parent to (i) expeditiously market the assets or businesses that are the subject of such Potential Company Divestiture Action, (ii) prepare, negotiate and finalize documentation effecting such Potential Company Divestiture, and (iii) conduct and complete discussions with Governmental Antitrust Entities related to such Potential Company Divestiture Action; provided that in each case such action does not unreasonably disrupt the operations of the Company and its Subsidiaries. The Company shall not permit any of its officers or any other representatives or agents to participate in any material meeting or material teleconference with any actual or proposed purchaser of the assets that are the subject of any Potential Company Divestiture Action unless it consults with Parent in advance and, to the extent practicable, gives Parent the opportunity to attend and participate thereat.

6.6. Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 6.6 and solely for purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, (i) the Company and Parent each shall (and shall cause its Subsidiaries to), upon reasonable request by the other, furnish the other with reasonable information in its possession concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, (ii) the Company shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by Parent, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records, as well as properties, offices and other facilities, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish to Parent reasonable information in its possession concerning its business, properties and personnel as may reasonably be requested by Parent, and (iii) the Company shall continue to provide access to Parent and its Representatives to the electronic data room maintained by or on behalf of the Company to which Parent and its Representatives were provided access prior to the date of this Agreement, including the Clean Team Only Information (as defined in the Confidentiality Agreement and subject to the terms and conditions thereof). Prior to the Effective Time, the Company and Parent shall reasonably cooperate in identifying any actions or practices that could require remediation under applicable Law and, to the extent identified, shall cooperate in taking commercially reasonable actions or practices and other customary actions to reduce the risks related to such actions where the failure to remediate would reasonably be likely to result in substantial fines or penalties.

(b) The foregoing provisions of this Section 6.6 shall not require either the Company or Parent to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that, in the reasonable judgment of the Company or Parent, would (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement or any applicable Law or duty, (iii) result in the disclosure of any information referencing the valuation of the Company and its Subsidiaries conducted in connection with the approval and adoption of this Agreement or (iv) reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product or other relevant legal privilege. Notwithstanding the foregoing, none of the Company, Parent or any of their respective Representatives shall be permitted to perform any on-site procedures (including an on-site study) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent, which consent shall not unreasonably be withheld or delayed. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.6 and withholds information on the basis of the foregoing clauses (ii) through (iv), the Company or Parent, as applicable, shall promptly inform the other party as to the general nature of what is being withheld and the Company and Parent shall use their respective commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure as promptly as reasonably practicable that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts (without payment of any consideration, fees or expenses) to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without such impediments. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company or Parent, as the case may be. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement, dated as of July 19, 2016, by and between Parent and the Company, as amended by that certain First Amendment to the Confidentiality Agreement, dated as of August 8, 2016, that certain Second Amendment to the Confidentiality Agreement, dated as of September 14, 2016, and that certain Addendum thereto, entered into on August 24, 2016 (as it may be further amended from time to time, the “Confidentiality Agreement”).

(c) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Parent or its Representatives pursuant to this Section 6.6 shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives pursuant to this Section 6.6 shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

(e) The Company shall use its reasonable best efforts to provide to Parent, within sixty (60) days after the date of this Agreement, a list that is true and correct in all material respects and that contains all Registered Intellectual Property as of the date of this Agreement, indicating for each Registered item the registration or application number, registration or application date and the applicable filing jurisdiction (or, in the case of an Internet domain name, the applicable domain name registrar).

6.7. Stock Exchange Delisting. The Company and Parent shall cooperate to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8. Publicity. The initial press release regarding the Merger shall be a joint press release of Parent and the Company. Thereafter, the Company and Parent each shall consult with each other prior to (i) issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement, except as may be required by Law or applicable stock exchange rules or regulations and except for any public announcement contemplated by Section 6.2(f), and (ii) making any filings with any third party and/or any Governmental Entity (including any stock exchange) with respect to the Merger and the other transactions contemplated by this Agreement. Notwithstanding the preceding sentence, each of Parent and the Company may make any such press release, public statement or filing, so long as the statements contained therein with respect to the Merger and the other transactions contemplated by this Agreement are substantially similar to previous press releases, public statements or filings made by Parent or the Company with respect to which such party has complied with the provisions of the preceding sentence.

6.9. Employee Benefits.

(a) Parent agrees to the following:

(i) During the period commencing at the Effective Time and ending on December 31, 2018, the employees of the Company and its Subsidiaries who continue to be employed after the Effective Time (other than those employees covered by a collective bargaining agreement, the “Continuing Employees”) will continue to be provided with base salary or base wages that are no less favorable than those provided by the Company and its Subsidiaries to such employees as of immediately prior to the Effective Time;

(ii) (A) During the period commencing at the Effective Time and ending on August 31, 2017, the Continuing Employees will continue to be provided with target opportunities for short-term cash incentive payments with a performance period of one year or less that are no less favorable than those provided by the Company and its Subsidiaries to such employees as of immediately prior to the Effective Time, (B) for the period from the earlier of the Effective Time and September 1, 2017 (such earlier date, the “Stub Year Commencement Date”) through December 31, 2017, each such Continuing Employee will receive a cash payment equal to the amount of such Continuing Employee’s fiscal year 2017 short-term cash incentive target under the applicable annual bonus plan of the Company (the “2017 Incentive Target”), prorated for the period from the Stub Year Commencement Date through December 31, 2017 and subject to the same continued employment requirements and payable at the same time as Parent’s annual cash bonuses for 2017 (or, if the Effective Time occurs following the time Parent pays annual cash bonuses for 2017, such payment will be made by the Company immediately prior to the Effective Time), and (C) commencing January 1, 2018, such Continuing Employees will be eligible to participate in Parent’s short-term cash incentive program on the same terms as Parent’s similarly situated employees, provided that to the extent an eligible Continuing Employee’s short-term cash incentive target amount for 2018 under Parent’s incentive plan (the “2018 Incentive Target”) is less than such Continuing Employee’s 2017 Incentive Target, such Continuing Employee will receive a cash payment equal to the amount by which the 2017 Incentive Target exceeds the 2018 Incentive Target, subject to the same continued employment requirements and payable at the same time as Parent’s annual cash bonuses for 2018; provided that a Continuing Employee’s entitlements under this clause (C) shall not be prorated if the Effective Time occurs in 2018;

(iii) If the Effective Time occurs prior to the grant by the Company of its annual equity compensation awards for the Company’s 2018 fiscal year, in October or November 2017, the Continuing Employees will be provided with long-term incentive awards for the period from September 1, 2017 to August 31, 2018 with a target amount in each case equal to the applicable Continuing Employee’s LTI Target (as defined in and subject to the terms of Section 6.9(a)(iii) of the Company Disclosure Schedule), which awards shall have vesting and other terms as determined by Parent (but that in no event are less favorable than those applicable to similarly situated Parent employees under Parent’s regular long-term incentive awards generally); and

(iv) (A) during the period commencing at the Effective Time and ending no earlier than December 31 of the year in which the Effective Time occurs (or if applicable, the later of the dates set forth in clause (B) below), the Continuing Employees will otherwise be provided with other compensation and benefits that are no less favorable than those provided by the Company and its Subsidiaries to such employees as of immediately prior to the Effective Time, provided that for any Continuing Employee based outside of the United States, Parent may make cash payments to such Continuing Employee equal to the value by which the compensation and benefits provided by Parent are determined by Parent to be less favorable than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, and (B) from and following January 1 of the year following the year in which the Effective Time occurs (or if later, the date upon which it is administratively practicable for Parent to do so), the Continuing Employees will otherwise be provided with other compensation and benefits that are provided by Parent and its Subsidiaries to similarly situated employees.

(v) With respect to any Continuing Employee who is hired or promoted by the Company and its Subsidiaries subsequent to September 1, 2016, 2017 Incentive Target shall, notwithstanding the definition set forth above in this Section 6.9(a), be determined on an annualized basis based upon the target level in effect for such Continuing Employee under the applicable Benefit Plan as of immediately prior to the Effective Time (or, if such Continuing Employee does not have a target level, such amount shall be generally consistent with those applicable to similarly situated Company Employees).

(b) During the period commencing at the Effective Time and ending on December 31, 2018, any Continuing Employee whose employment terminates under circumstances that would have entitled such Continuing Employee to severance benefits under the severance plan or arrangement in which such Continuing Employee participated or was eligible to participate as of immediately prior to the Effective Time (a “Company Severance Plan”) shall be provided severance benefits equal to the severance benefits that would have been provided to such Continuing Employee under such Company Severance Plan, without taking into account any reduction after the Effective Time in compensation paid to such Continuing Employee (it being understood that this sentence does not limit any requirement under a Company Severance Plan to maintain severance benefit protection for a period beyond December 31, 2018).

(c) Parent shall cause (or, with respect to employees outside of the United States, use commercially reasonable efforts to cause) (i) any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) the amount of eligible expenses incurred by each Continuing Employee and his or her eligible dependents that were credited to deductible and maximum out-of-pocket co-insurance requirements under the Benefit Plans to be credited for purposes of satisfying the deductible, and maximum out-of-pocket co-insurance requirements under the corresponding benefit plans of Parent and its Affiliates and (iii) any of its (or its Affiliates’) employee benefit plans (including disability pay continuation plans) in which the Continuing Employees are entitled to participate to take into account for all purposes (including eligibility, vesting and benefit accrual) thereunder (except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or retiree medical benefits or to the extent it would result in a duplication of benefits), service by such Continuing Employees as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company.

(d) If requested by Parent in writing no later than ten (10) Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the Company’s Savings and Investment Plan, The Climate Corporation 401(k) Plan or the Monsanto Caribe Retirement Savings Plan (collectively, the “Company 401(k) Plans”) as applicable, the Company shall cause the Company 401(k) Plans to be terminated effective the Business Day immediately preceding the Effective Time; provided, however, that the effectiveness of such termination may be conditioned on the occurrence of the Effective Time. In connection with the termination of the Company 401(k) Plans, the Company may cause any unvested account balances thereunder to fully vest. Each Continuing Employee who was a participant in the Company 401(k) Plans as of immediately prior to the Effective Time shall be (i) given the opportunity to receive a distribution of his or her account balance under the Company 401(k) Plans, (ii) immediately eligible as of the Effective Time to commence participation in a tax-qualified defined contribution plan of Parent or one of its Affiliates (such plan, the “Parent 401(k) Plan”) and (iii) given the opportunity to elect to “roll over” such account balance (including any outstanding loan) to the Parent 401(k) Plan.

(e) Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control” (or term or concept of similar import) of the Company and its Subsidiaries under the terms of the Benefit Plans. From and after the Effective Time, Parent shall, and shall cause its Affiliates to, honor all obligations and rights under the Benefit Plans in accordance with their terms.

(f) Notwithstanding the foregoing, nothing contained in this Agreement will (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan, in each case in accordance their terms, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee or (iv) create any third party beneficiary rights for the benefit of any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to this Section 6.9 or any compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

(g) To the extent reasonably practicable, prior to making any material broad-based written communications to the employees of the Company or any of its Subsidiaries pertaining to material compensation or benefits to be provided to the Continuing Employees after the Effective Time, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

6.10. Expenses. Except as otherwise provided in Section 6.5(e), Section 6.11 and Section 6.12(m), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the party incurring such expense.

6.11. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request of the Company or any of its Subsidiaries (collectively, in each case, when acting in such capacity and together with such person’s heirs, executors or administrators, the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees and expenses) (including the advancement thereof), judgments, fines, losses, claims, damages, liabilities or settlements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such Persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnified Parties in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the certificate of incorporation and bylaws of the Company and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnified Party. Without limiting the foregoing, Parent, for a period of six (6) years from and after the Effective Time, shall cause, unless otherwise required by applicable Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than those set forth as of the date of this Agreement in the certificate of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any reasonable attorneys’ fees and expenses of any Indemnified Party under this Section 6.11 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.11) as incurred to the fullest extent permitted under applicable Law; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

(b) None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 6.11 (each, a “Claim”) for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case providing only for Side A coverage for Indemnified Parties where the existing policies also include Side B coverage for the Company for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the annual cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) Any Indemnified Party wishing to claim indemnification under this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the Surviving Corporation. In the event any claim or claims are asserted or made within the Tail Period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

(e) If the Surviving Corporation or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to, or in substitution for, any such claims under any such policies.

(f) The provisions of this Section 6.11 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.11. The rights of the Indemnified Parties under this Section 6.11 are in addition to any rights such Indemnified Parties may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.12. Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the proceeds of, the Debt Financing and any Replacement Financing on the terms and conditions described in the Facilities Agreement and Replacement Financing Documents to the extent necessary to fund the Merger Amounts (taking into account Parent’s rights contained in Section 6.12(b) and Section 6.12(c)), including using its reasonable best efforts to (i) comply with its obligations and satisfy the conditions precedent to funding under the Facilities Agreement and, if applicable, any Replacement Financing Documents, that are within its control; (ii) upon satisfaction of the conditions precedent thereto set forth in Section 4 and Schedule 2 of the Facilities Agreement or the applicable Replacement Financing Documents consummate the Debt Financing and, if applicable, the Replacement Financing at or prior to Closing to the extent necessary to fund the Merger Amounts; and (iii) cause the Financing Sources and, if applicable, Replacement Financing Sources to fund on the Closing Date the Debt Financing and, if applicable, the Replacement Financing to the extent required to consummate the Merger in accordance with the terms hereof (including, to the extent commercially reasonable, by promptly taking enforcement action under the Facilities Agreement and, if applicable, the Replacement Financing Documents in the event of a material breach by any Financing Sources or Replacement Financing Sources (it being understood that a breach consisting of a refusal to fund in accordance with the terms of the Facilities Agreement or the applicable Replacement Financing Documents, as applicable, will be considered a material breach for purposes hereof)).

(b) Parent (including through its Subsidiaries) shall have the right to (i) substitute the proceeds of consummated debt or equity financings or asset sales for all or any portion of the Debt Financing or, if applicable, Replacement Financing by reducing commitments under the Facilities Agreement and, if applicable, any Replacement Financing; provided, that, to the extent that any such consummated financing has a scheduled special or mandatory redemption right relating to the non-occurrence of the Merger, such right is not exercisable prior to the earlier of (I) the termination of this Agreement in accordance with its terms (without the consummation of the Merger) and (II) the Outside Date (as such date may be extended pursuant to Section 8.1(b) and Section 9.5(c)), and (ii) substitute commitments in respect of other debt or equity financing for all or any portion of the Debt Financing (or any previous replacement thereof in accordance with this clause (ii)) from the same and/or alternative bona fide third party debt or equity financing sources (“Replacement Financing Sources”) so long as the conditions precedent to funding by such Replacement Financing Sources are, in respect of certainty of funding, not materially less favorable , taken as a whole, to Parent than the conditions set forth in Section 4 and Schedule 2 of the Facilities Agreement and so long as such replacement would not reasonably be expected to materially and adversely affect the conditionality, enforceability, availability or aggregate principal amount of the Debt Financing (any such debt or equity financing which satisfies the foregoing clauses (i) and (ii), the “Replacement Financing”; the definitive documentation for any such Replacement Financing, the “Replacement Financing Documents”). Parent shall keep the Company reasonably informed in all material respects in connection with arranging and obtaining the Debt Financing and Replacement Financing (if any). In no event shall the receipt or availability of any funds or financing (including the Debt Financing contemplated by the Facilities Agreement) by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

(c) Parent shall have the right from time to time to amend, restate, amend and restate, supplement or otherwise modify, or waive any provision or remedy under, the Facilities Agreement or any Replacement Financing Document; provided, that Parent shall not, without the prior written consent of the Company, at any time prior to the Closing: permit any amendment, supplement or modification to, restatement or amendment and restatement of, or any waiver of any material provision or remedy under, the Facilities Agreement or any Replacement Financing Document if such amendment, restatement, amendment and restatement, supplement, modification or waiver (A) reduces the aggregate amount of the Debt Financing and the Replacement Financing other than to the extent that Parent has available to it Replacement Financing or cash and cash equivalents in an amount sufficient to pay the Merger Amounts on the Closing Date, (B) would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or (C) otherwise materially and adversely affects the conditionality or enforceability of the Debt Financing or Replacement Financing; provided that no prior written consent of the Company shall be required for any amendment, supplement or modification to, or any restatement, amendment and restatement or any waiver of, any provision or remedy under the Facilities Agreement (i) to the extent related to the exercise by Parent of any of its rights under Section 6.12(b) or (ii) to add lenders, lead arrangers, syndication agents, bookrunners, documentation agents or similar entities and implement or exercise any “flex” provisions.

(d) Subject to Section 6.12(m), upon the written request of Parent, the Company and its Subsidiaries shall use their respective reasonable best efforts to cooperate with Parent to permit Parent or its Subsidiaries to deliver, at the Closing, one or more supplemental indentures, legal opinions, officer’s certificates or other documents or instruments required for the due assumption of, and succession to, or continuation or replacement of, any of the Company’s or its Subsidiaries’ outstanding Indebtedness pursuant to, and to the extent required by, the terms of any such Indebtedness, and the Company and its Subsidiaries shall use reasonable best efforts to provide all assistance reasonably required by Parent in connection with obtaining or to facilitate the execution of such instruments by the other parties required to execute such instruments.

(e) To the extent that, to the knowledge of a responsible officer of the Company, as of the tenth Business Day prior to the Closing Date, an event of default has occurred and is continuing under any Indebtedness of the Company or its Subsidiaries which Indebtedness is (X) of the type described in clauses (i) or (ii) of the definition of Indebtedness and (Y) has a principal amount in excess of $100,000,000 individually, the Company shall provide written notice to Parent of such event of default at least five Business Days prior to the Closing Date.

(f) The Company agrees that, from and after the date of this Agreement and prior to the Effective Time, the Company and each of its Subsidiaries shall not, without the prior consent of Parent (not to be unreasonably withheld or delayed), file any prospectus supplement or registration statement or consummate any offering of securities that requires registration under the Securities Act or that includes any actual or contingent commitment to register such securities under the Securities Act, or to conduct a registered exchange offer, in the future, provided that the foregoing shall not prohibit the Company or its Subsidiaries from filing any Form S-8 registration statement or consummating any transaction under such Form S-8 registration statement.

(g) – (k) [reserved].

(l) Subject to Section 6.12(m), the Company shall use reasonable best efforts to, and shall cause each of its Subsidiaries to use reasonable best efforts to, and shall use its reasonable best efforts to cause its and their Representatives to use reasonable best efforts to, provide all cooperation that is necessary, customary or advisable as reasonably requested by Parent to assist Parent in arranging, obtaining or syndicating the Debt Financing, the Replacement Financing or any debt or equity financing undertaken in the capital markets or otherwise in replacement of all or any portion of such Debt Financing or Replacement Financing or otherwise for the purposes of financing the aggregate Merger Consideration and the other Merger Amounts (the “Capital Markets Financing” and, together with the Debt Financing and the Replacement Financing (if any), the “Financing”), including using reasonable best efforts to

(i) cooperate with the marketing efforts for any portion of the Financing, including using its reasonable best efforts to cause members of management with appropriate seniority and expertise to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with parties and potential parties acting as lenders, underwriters, initial purchasers or placement agents or otherwise providing, arranging or underwriting any Financing (such parties and potential parties, collectively, the “Financing Parties”)), road shows, rating agency sessions, drafting sessions and due diligence sessions, at reasonable times and locations mutually agreed, and upon reasonable notice,

(ii) furnish Parent, on an ongoing basis, with (A) such financial and other information regarding the Company and its Subsidiaries as Parent may reasonably request in connection with any Financing, including using reasonable best efforts to furnish (I) financial statements and financial data regarding the Company and its Subsidiaries of the type that would be required in a Capital Markets Financing by Parent by Regulation S-X and Regulation S-K under the Securities Act in a transaction registered under the Securities Act and of the type and form customarily included in private placements pursuant to Rule 144A promulgated under the Securities Act or otherwise necessary to permit the Company’s independent accountants to issue “comfort letters” to the Financing Parties, including as to customary negative assurances and change period in order to consummate any Capital Markets Financing comprising a part of the Financing, in each case meeting the requirements of Regulation S-X for a Form S-1 registration statement, including (x) audited consolidated statements of financial position and related statements of operations, comprehensive income, shareowners’ equity and cash flows of the Company, for the fiscal years ended August 31, 2015, August 31, 2014 and August 31, 2013 (each of which Parent acknowledges it has received as of the date of this Agreement) and for any subsequent fiscal year of the Company ended at least 60 days prior to the Closing Date and (y) unaudited consolidated statements of financial position and related statements of operations, comprehensive income, shareowners’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least 40 days before the Closing Date (it being understood and agreed that the timely filing of such financial statements on Form 10-K or Form 10-Q, as applicable, shall satisfy the requirements of the preceding clauses (x) and (y), as applicable), and (II) such other information, including financial statements, financial data, audit reports and other information as would be reasonably necessary or desirable for Parent to prepare pro forma consolidated balance sheets and related pro forma consolidated statements of income of Parent and its Subsidiaries giving effect to the Merger and meeting the requirements of Regulation S-X for a Form S-1 registration statement or other applicable regulations (it being understood that, notwithstanding anything to the contrary set forth herein, the Company shall have no obligation to prepare any pro forma financial statements or projections, each of which Parent shall be solely responsible for), and (B) such financial and other information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for revolving and term loans, including information regarding the Company and its Subsidiaries required in order for Parent to prepare a combined financial model for Parent and its Subsidiaries after giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement,

(iii) assist Parent and the Financing Parties in the timely preparation of offering documents, syndication documents and materials, including bank information memoranda (confidential and public), private placement memoranda, offering memoranda, registration statements, prospectuses, lender and investor presentations, rating agency materials and presentations, and similar documents for any Financing, including by providing documentation and information for due diligence purposes to the extent legally permissible,

(iv) cause the Company’s independent accountants to provide assistance and cooperation to Parent and its Subsidiaries in connection with any Financing, including using its reasonable best efforts to cause its independent accountants to (A) participate in a reasonable number of drafting sessions and accounting due diligence sessions, (B) provide any necessary customary consents to use their audit reports relating to the Company in any materials relating to the Financing and (C) provide any necessary or reasonably requested customary “comfort letters” in connection with any Financing, in each case, on customary terms and consistent with their customary practice,

(v) cooperate with legal counsel to Parent or any Financing Party in connection with any Financing,

(vi) provide customary authorization letters authorizing the distribution of information relating to the Company to Financing Parties and containing a customary representation to the Financing Parties as to such information relating to the Company,

(vii) assist Parent in obtaining or updating corporate, credit, facility and securities ratings from rating agencies,

(viii) furnish Parent and any Financing Parties promptly, to the extent requested at least ten (10) Business Days prior to the Closing Date, with all documentation and other information required by any Governmental Entity with respect to any Financing under applicable “know your customer” and anti-money laundering and anti-terrorist financing rules and regulations, including the USA PATRIOT Act of 2001, as amended,

(ix) if so requested by Parent, obtain from the applicable lenders and/or agents customary payoff letters, lien releases or instruments of termination or discharge in respect of the Company’s existing Indebtedness, including, if so requested, using reasonable best efforts to obtain such in respect of that certain Five-Year Credit Agreement, dated as of March 27, 2015, among the Company, the Foreign Subsidiary Borrowers (as defined therein), JP Morgan Chase Bank, N.A., as administrative agent, and the Initial Lenders (as defined therein),

(x) provide Parent information reasonably requested thereby for purposes of Parent’s preparation of International Financial Reporting Standards (“IFRS”) reconciliations of the Company’s financial statements,

(xi) provide Parent reasonable assistance in connection with (A) the repayment, redemption or satisfaction and discharge of any Indebtedness of the Company or any of its Subsidiaries (a “Debt Payoff”) and (B) any tender offers, exchange offers, or consent solicitations (each, a “Debt Offer”) by Parent to holders of the Company’s capital markets Indebtedness, provided that (A) for the avoidance of doubt, neither the Company nor any of its Subsidiaries shall have any obligation to make any Debt Payoff or commence any Debt Offer itself, (B) the Company shall have a reasonable opportunity to review and comment on all materials to be published or mailed to debt holders in connection with any Debt Payoff or Debt Offer, (C) the closing of any Debt Payoff or Debt Offer shall be expressly conditioned on the Closing and (D) any Debt Payoff or Debt Offer shall be conducted in all material respects in compliance with applicable Law, and

(xii) execute and deliver customary definitive financing documentation to the extent reasonably requested by Parent.

(m) Nothing in this Section 6.12 shall require such cooperation to the extent it would (i) unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries or the conduct thereof; (ii) require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement; (iii) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any monetary liability prior to the Effective Time unless the Company shall have received reimbursement therefor, (iv) require the Company or any of its Subsidiaries to take any action that would reasonably be likely to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the certificate of incorporation or bylaws or other comparable organizational documents of the Company or any of its Subsidiaries, any applicable Laws, or any Contract to which the Company or any of its Subsidiaries is a party or otherwise bound, or would result in the waiver of any legal privilege, (v) require the Company or any of its Subsidiaries to enter into any agreement or require their respective boards of directors or equivalent governing bodies to pass resolutions or consents to approve or authorize any such agreement, in each case with effect prior to the Effective Time (other than customary authorization or representation letters or auditor engagement letters for purposes of effecting the cooperation envisioned hereunder, including delivering comfort letters), (vi) require the Company or any Subsidiary or any of its or their representatives to deliver any certificate or take any other action other than on behalf of the Company or such Subsidiary (and not in any personal capacity), (vii) prepare IFRS financial statements or reconciliations or otherwise provide financial information in a format other than U.S. GAAP or (viii) prepare quarterly or annual financial statements for the Company with a different fiscal quarter or fiscal year end than the Company’s current fiscal quarter and fiscal year end dates (it being understood that clauses (vii) and (viii) shall not limit the Company’s obligations under Section 6.12(l) to assist Parent in Parent’s preparation of IFRS financial statements or reconciliations or Parent’s preparation of financial information as of a different fiscal quarter or fiscal year end). In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or relating to the Financing (other than customary authorization or representation letters) will be required to be effective until the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented outside counsel attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective representatives in connection with the Financing. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information used in connection therewith, except in the event such losses or damages, claims, costs or expenses arise out of or result from the gross negligence, willful misconduct or bad faith by the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.12. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries.

6.13. Charitable and Community Commitments. During each of the three years following the Closing, Parent intends to cause the Company to make annual contributions to the Monsanto Fund and other community and global initiatives and education programs in amounts and to recipients that, in the aggregate, are reasonably consistent with the Company’s past practices.

6.14. Resignations. At the request of Parent, the Company shall use its commercially reasonable efforts to cause each director of the Company to resign in such capacity, with such resignations to be effective as of the Effective Time.

6.15. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or the members of the Company Board relating to the Merger, this Agreement or any of the transactions contemplated by this Agreement; provided that the Company shall in any event control such defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 6.6, including regarding attorney-client privilege or other applicable legal privilege; provided, further, that, notwithstanding the foregoing, the Company shall not settle any such litigation without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

6.16. Other Actions by the Company.

(a) Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement other than arising out of resulting from a breach by Parent or Merger Sub of Section 6.17(c), the Company and the Company Board shall, to the extent permitted by applicable Law, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause any dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.17. Approval of Sole Stockholder of Merger Sub; Parent Vote; No Acquisition of Shares.

(a) Immediately following execution of this Agreement, Parent (directly or through its Subsidiaries) shall cause the sole stockholder of Merger Sub to execute and deliver, in accordance with applicable Law and its certificate of incorporation and bylaws, a written consent adopting the plan of merger contained in this Agreement, and thereafter, (i) Parent shall give prompt written notice of such consent to the Company and (ii) neither Parent nor its Subsidiaries shall amend, modify or withdraw such consent.

(b) Parent shall vote or cause to be voted any Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted in favor of the adoption and approval of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof.

(c) From and after the date hereof through the Effective Time, other than as a result of the Merger, Parent and Merger Sub shall not, and shall cause their respective Subsidiaries not to, directly or indirectly, acquire any Shares, any rights or options to acquire Shares or any securities or instruments convertible into, exchangeable into or exercisable for Shares.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote.

(b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) European Commission Approval. The European Commission shall have adopted, or have been deemed under the EUMR to have adopted, all decisions and approvals necessary to allow consummation of the Merger.

(d) CFIUS. The Completion of CFIUS Process shall have occurred.

(e) Laws or Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered after the date of this Agreement any Law (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect that enjoins or otherwise prohibits consummation of the Merger.

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(f)(ii) (Absence of Certain Changes) shall be true and correct as of the Closing Date; (ii) the representations and warranties of the Company set forth in the first two sentences of Section 5.1(b)(i) (Capital Structure) shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in each case, for any de minimis failure of such representations and warranties to be so true and correct; (iii) the representations and warranties of the Company set forth in Section 5.1(b)(i) (other than the first two sentences of such Section 5.1(b)(i)) (Capital Structure), Section 5.1(c)(i) (Corporate Authority; Approval and Fairness), Section 5.1(l) (Takeover Statutes) and Section 5.1(u) (Brokers and Finders) shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any “material,” “in all material respects” and “Material Adverse Effect” limitations set forth therein) shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Governmental Consents. No authorizations, consents, orders or approvals of, or declarations, notices or filings with, or expirations of waiting periods related to CFIUS and/or imposed by any Governmental Antitrust Entity or required by any Antitrust Law in connection with the Merger and the consummation of the other transactions contemplated by this Agreement shall have been made or obtained with the imposition of any terms, conditions or consequences that, taken together with any Divestiture Actions undertaken with respect to the matters contemplated by Section 6.5, would, individually or in the aggregate, reasonably be expected to have a Substantial Detriment.

(d) Foreign Antitrust Approvals. The applicable approvals under the Foreign Antitrust Laws set forth in Section 7.2(d) of the Parent Disclosure Schedule shall have been obtained.

(e) Company Closing Certificate. Parent and Merger Sub shall have received at Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) are satisfied.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent Closing Certificate. The Company shall have received at Closing a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer and Chief Financial Officer of Parent certifying that the conditions set forth in Section
7.3(a) and Section 7.3(b) are satisfied.

ARTICLE VIII

Termination

8.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if the Merger shall not have been consummated by 5:00 p.m., New York time, on September 14, 2017 (as such date may be extended pursuant to the immediately succeeding proviso or pursuant to Section 9.5(c), the “Outside Date”); provided, however, that if one or more of the conditions to Closing set forth in Section 7.1(b) (HSR Act), Section 7.1(c) (European Commission Approval), Section 7.1(d) (CFIUS), Section 7.1(e) (Laws or Orders) (as the result only of an Order imposed by a Governmental Antitrust Entity), Section 7.2(c) (Governmental Consents), or Section 7.2(d) (Foreign Antitrust Approvals) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions would then be capable of being satisfied if the Closing were to take place on such date), then the Outside Date shall automatically be extended to June 14, 2018, and such date, as so extended, shall be the “Outside Date”;

(c) by either Parent or the Company, if the Requisite Company Vote shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);

(d) by either Parent or the Company, if any Order permanently enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable;

(e) by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that any condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, the Company shall not have cured such breach within sixty (60) calendar days after the receipt of written notice thereof from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e)); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section
8.1(e) if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied;

(f) by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, Parent shall not have cured such breach within sixty (60) calendar days after the receipt of written notice thereof from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(f)); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that any condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied;

(g) by Parent, prior to the time the Requisite Company Vote is obtained, if the Company Board shall have made a Change of Recommendation;

(h) by the Company, prior to the time the Requisite Company Vote is obtained, in connection with entering into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(f), and if such Superior Proposal is a full or partial cash transaction with financing, where such cash financing is fully committed; provided that prior to or concurrently with such termination, the Company pays the Company Termination Fee due under Section 8.2(b)(iii); or

(i) by (i) either Parent or the Company, if there has been a CFIUS Turndown as a result of clause (A) of the definition of “CFIUS Turndown” or (ii) by Parent, if there has been a CFIUS Turndown as a result of clause (B) of the definition of “CFIUS Turndown”; provided that Parent shall cease to have a right to terminate this Agreement pursuant to clause (ii) of this Section 8.1(i) after the tenth (10th) Business Day following the announcement of a decision by the President of the United States giving rise to a CFIUS Turndown as a result of clause (B) of the definition of “CFIUS Turndown”; provided, further, that the right to terminate this Agreement pursuant to clauses (i) or (ii) of this Section 8.1(i) shall not be available to any party if the failure of such party to perform any of its covenants or agreements set forth in this Agreement has been a principal cause of the CFIUS Turndown;

8.2. Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 8.2(b), Section 8.2(c), Section 8.2(d) and Section 8.2(e) in the event of termination of this Agreement and the abandonment of the Merger in accordance with Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that (x) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach of this Agreement and (y) the provisions set forth in this Section 8.2 and the second and third sentences of Section 9.1 shall survive the termination of this Agreement. For purposes of this Agreement, “willful and material breach” means a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching party with the knowledge that the taking of such act or the failure to take such act would cause a material breach of this Agreement.

(b) In the event that this Agreement is terminated:

(i) (A) by (I) either the Company or Parent pursuant to Section 8.1(c) (Requisite Company Vote Not Obtained) or (II) Parent pursuant to Section 8.1(e) (Company Breach) as a result of a material breach by the Company of the covenants or agreements set forth in Section 6.2 or Section 6.4(a), and, at the time of such termination, the Requisite Company Vote shall not have been obtained, (B) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or made publicly to the Company’s stockholders and not withdrawn, in the case of clause (I), at least five (5) Business Days prior to the Company Stockholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement), or in the case of clause (II), prior to such termination, and (C) within twelve (12) months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s stockholders, an Acquisition Proposal, which such Acquisition Proposal is subsequently consummated (even if after such twelve-(12)-month period); provided that, for purposes of this Section 8.2(b)(i), the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii) by Parent pursuant to Section 8.1(g) (Company Recommendation Matters); or

(iii) by the Company pursuant to Section 8.1(h) (Superior Proposal);

then, (1) in the case of Section 8.2(b)(i), within two (2) Business Days after consummation of such Acquisition Proposal, (2) in the case of Section 8.2(b)(ii), within two (2) Business Days after termination of this Agreement and (3) in the case of Section 8.2(b)(iii), concurrently with termination of this Agreement, the Company shall pay a termination fee of $1,850,000,000 (one billion eight hundred fifty million dollars) (the “Company Termination Fee”) (net of any Expense Reimbursement previously paid) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent. Without prejudice to the payment of the Company Termination Fee pursuant to Section 8.2(b)(i), in the event that this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(c) (Requisite Company Vote Not Obtained), the Company shall pay to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, all of the reasonable and documented out of pocket expenses, including those of the Paying Agent, incurred by Parent and Merger Sub in connection with this Agreement, the Financing and the other transactions contemplated by this Agreement, in an amount not to exceed $150,000,000 (one hundred fifty million dollars) (the “Expense Reimbursement”), within two (2) Business Days after the date following such termination when Parent provides the Company with written notice of such expenses. In no event shall the Company be required to pay the Company Termination Fee or the Expense Reimbursement on more than one occasion. To the extent any portion of the Expense Reimbursement is paid by the Company to Parent, such amount paid shall be deducted from the amount of any Company Termination Fee owed or payable. In no event shall the Company be required to pay Parent an amount in excess of $1,850,000,000 (one billion eight hundred fifty million dollars) in the aggregate for all payments pursuant to this Section 8.2(b).

(c) In the event that this Agreement is terminated by the Company or Parent:

(i) pursuant to Section 8.1(d) (Final and Non-Appealable Order) as the result only of an Order imposed by a Governmental Antitrust Entity and no willful and material breach by the Company of its obligations under Section 6.1(b)(xix) or Section 6.5 of this Agreement has contributed materially and substantially to the entry or occurrence of such Order;

(ii) pursuant to Section 8.1(b) (Outside Date) and, at the time of such termination, (A) one or more of the conditions set forth in Section 7.1(b) (HSR Act), Section 7.1(c) (European Commission Approval), Section 7.1(e) (Laws or Orders) (as the result only of an Order imposed by a Governmental Antitrust Entity), Section 7.2(c) (Governmental

Consents), Section 7.2(d) (Foreign Antitrust Approvals) was not satisfied, (B) all of the other conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, provided that such conditions were then capable of being satisfied if the Closing had taken place) and (C) no willful and material breach by the Company of its obligations under Section 6.1(b)(xix) or Section 6.5 of this Agreement has contributed materially and substantially to the failure to be satisfied of all or any of the conditions listed in Section 8.2(c)(ii)(A), then, within two (2) Business Days following such termination, Parent shall pay a termination fee of $2,000,000,000 (two billion dollars) (the “Parent Termination Fee”) to the Company by wire transfer of immediately available funds to an account designated in writing by the Company. In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(d) Each party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if (i) the Company fails to timely pay Parent or Merger Sub any amount due pursuant to Section 8.2(b) or (ii) Parent fails to timely pay the Company any amount due pursuant to Section 8.2(c) (any such amount due, a “Termination Payment”), and, in order to obtain such payment, the party entitled to receive such payment (the “Recipient”) commences a suit that results in a judgment against the party obligated to make such payment (the “Payor”) for the applicable Termination Payment, or any portion thereof, the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal in effect on the date such Termination Payment was required to be paid from such date through the date of full payment thereof.

(e) If a Termination Payment is required to be paid pursuant to this Section 8.2, the Recipient’s right to receive the applicable Termination Payment and any additional amounts pursuant to Section 8.2(d) shall be the sole and exclusive remedies of the Recipient and its respective Subsidiaries and any of the Recipient’s or its Subsidiaries’ respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents and other Representatives against the Payor’s Subsidiaries and any of the Payor’s or its Subsidiaries’ respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or the other transactions contemplated by this Agreement to be consummated. The parties hereto expressly acknowledge and agree that (i) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any termination of this Agreement, where a Termination Payment is payable, such Termination Payment constitutes a reasonable estimate of the monetary damages that will be suffered by the Recipient by reason of the breach or termination of this Agreement, and except as provided in the proviso of Section 8.2(a), such Termination Payment shall be in full and complete satisfaction of any and all monetary damages of the Recipient, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives arising out of or related to this Agreement, the Merger or the other transactions contemplated by this Agreement

(including any breach of this Agreement by the Company, Parent or Merger Sub, as applicable), the termination of this Agreement, the failure to consummate the Merger or the other transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure; (ii) in the event this Agreement is terminated under circumstances where a Termination Payment is payable, except as provided in the proviso of Section 8.2(a), in no event shall any Recipient be entitled to seek or obtain any recovery or judgment in excess of the applicable Termination Payment and any additional amounts pursuant to Section 8.2(d) against the Payor, its Subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, employees, managers, members, Affiliates, agents or other Representatives or any of their respective assets, and except as provided in the proviso of Section 8.2(a), in no event shall the Recipient be entitled to seek or obtain any other damages of any kind, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated by this Agreement (including any breach by the Payor), the termination of this Agreement, the failure to consummate the Merger or the other transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure, and (iii) the parties shall take such actions as are necessary and sufficient so that the agreements contained in this Section 8.2 may be enforceable against such party, including executing and delivering any waivers, releases and similar instruments consistent therewith upon any other party’s request; provided, however, that this Section 8.2 shall not limit the right of the parties hereto to specific performance of this Agreement pursuant to Section 9.5(c).

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 6.9 (Employee Benefits), Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.2 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Parent, Merger Sub and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that (a) after the receipt of the Requisite Company Vote, no amendment shall be made which by applicable Law requires further approval by the holders of Shares without obtaining such further approval and (b) to the extent any amendment or modification to, or waiver of, the provisions of which the Financing Related Parties are expressly made third party beneficiaries pursuant to Section 9.8 (including this Section 9.2(b)) that is sought that would be materially adverse to the rights of any Lender (as defined in the Facilities Agreement) thereunder, the prior written consent of such Lender (as defined in the Facilities Agreement) shall be required before such amendment, modification or waiver shall be effective, and any such amendment, modification or waiver without such prior written consent shall be void.

9.3. Waiver. The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 8.2).

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.5. Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. Each of the parties to this Agreement hereby agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, another federal or state court located in the State of Delaware (the “Chosen Courts”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party to this Agreement and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against or involving any Financing Party or any of their respective former, current, or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees, Representatives, successors or assigns (collectively, and together with the Financing Parties, the “Financing Related Parties”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising under or relating to any agreement entered into by the Financing Related Parties in connection with the Debt Financing, any Replacement Financing or any Capital Markets Financing or the performance thereof, in any forum other than (i) the United States District Court for the Southern District of New York or, if such court, does not have jurisdiction over such action or proceeding, such action or proceeding shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York or (ii) the District Court (Landgericht) in Frankfurt am Main, Germany.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING RELATED PARTIES) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) Each of the parties to this Agreement acknowledges and agrees that the rights of each party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, until the Outside Date, in addition to any other available remedies a party may have in equity or at law, each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege or assert, and each party hereby waives the defense, that there is an adequate remedy at law. If the Merger has not occurred, then from and after the Outside Date, the parties shall not be entitled to and agree not to assert any specific performance or other injunctive remedies referred to in this Section 9.5(c) or otherwise, except as necessary to cause a Termination Payment to be made.

9.6. Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by an internationally recognized overnight courier service upon the party for whom it is intended or (c) sent by email, provided that the transmission of the email is promptly confirmed by telephone and is followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein:

If to Parent or Merger Sub:

Bayer Aktiengesellschaft

BAG-LPC-MA, Mergers & Acquisitions

Kaiser-Wilhelm-Allee, Building Q26, 1.001

D-51368 Leverkusen, Germany

Attention: Dr. Jan Heinemann

Telephone: +49 214 30 21036

Email: jan.heinemann@bayer.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Matthew G. Hurd

Eric M. Krautheimer

Telephone: +1 (212) 558 4000

Email: hurdm@sullcrom.com

 krautheimere@sullcrom.com

If to the Company:

Monsanto Company

800 North Lindbergh Blvd.

St. Louis, MO 63167

Attention: David F. Snively

Telephone: + 1 (314) 694-2821

Email: David.F.Snively@monsanto.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Eric S. Robinson

David K. Lam

Telephone: +1 (212) 403 1000

Email: esrobinson@wlrk.com

 dklam@wlrk.com

or to such other Person or addressees as has or have been designated in writing by the party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving party (x) upon actual receipt, if delivered personally, (y) on the second Business Day after deposit with an overnight courier, if sent by an overnight courier, or (z) upon confirmation of successful transmission if sent by email and followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein. Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

9.7. Entire Agreement. This Agreement (including any exhibits hereto) and the documents and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule, together with each other agreement entered into by or among any of Parent, Merger Sub and the Company as of the date of this Agreement that makes reference to this Section 9.7, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

9.8. No Third Party Beneficiaries; Financing Related Parties.

(a) Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, however, that the (i) Financing Related Parties shall be third party beneficiaries of, and shall be entitled to rely on, Section 9.2(b) (Modification or Amendment), the last sentence of Section 9.5(a) and Section 9.5(b) (Governing Law and Venue; Waiver of Jury Trial; Specific Performance) and this Section 9.8, (ii) if, and only if, the Effective Time occurs, the holders of Shares shall be third party beneficiaries of, and shall be entitled to rely on, Section 4.1 (Merger Consideration), (iii) if, and only if, the Effective Time occurs, the Indemnified Parties shall be third party beneficiaries of, and shall be entitled to rely on, Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), and (iv) if, and only if, the Effective Time occurs, the holders of Company Awards shall be third party beneficiaries of, and shall be entitled to rely on, Section 4.3 (Treatment of Stock Plan Awards).

(b) Notwithstanding anything herein to the contrary, the Company agrees that neither it, nor any of its former, current or future officers, directors, managers, employees, members, partners, agents or other representatives and Affiliates, shall have any claim against any Financing Related Party, nor shall any Financing Related Party have any liability whatsoever to the Company or any of its former, current or future officers, directors, managers, employees, members, partners, agents or other representatives and Affiliates, in connection with or relating to the Debt Financing, any Replacement Financing or any Capital Markets Financing, this Agreement or any of the transactions contemplated by this Agreement, whether at law, in equity, in contract, in tort or otherwise.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one party to another party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

9.10. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if,” any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall mean such Law as from time to time amended, modified or supplemented. Currency amounts referenced herein are in U.S. Dollars. Each reference to a “wholly-owned Subsidiary” or “wholly-owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary is directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee). The terms “provided to” or “made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub, include documents filed or furnished by the Company with the SEC.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other parties, except that Merger Sub may assign any and all of its rights under this Agreement, by written notice to the Company, to another wholly-owned direct or indirect Subsidiary of Parent to be a Constituent Corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Subsidiary, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that (a) no assignment shall be permitted if such assignment would, or would reasonably be expected to, prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement, obtaining the Financing or consummating the Merger and the other transactions contemplated by this Agreement, and (b) no assignment shall relieve Parent of any of its obligations pursuant to this Agreement. Any purported assignment in violation of this Agreement is void.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MONSANTO COMPANY

By:	/s/ Hugh Grant
	Name:	Hugh Grant
	Title:	Chairman and Chief Executive Officer

BAYER AKTIENGESELLSCHAFT

By:	/s/ Werner Baumann
	Name:	Werner Baumann
	Title:	Chairman of the Board of Management

By:	/s/ Liam Condon
	Name:	Liam Condon
	Title:	Member of the Board of Management, President CropScience Division

KWA INVESTMENT CO.

By:	/s/ Gerald Auer
	Name:	Gerald Auer
	Title:	President

By:	/s/ John D. Fred
	Name:	John D. Fred
	Title:	Assistant Secretary

[Signature Page to Merger Agreement]

ANNEX A

DEFINED TERMS

Term	Section
2017 Incentive Target	6.9(a)(ii)
2018 Incentive Target	6.9(a)(ii)
Acquisition Proposal	6.2(d)
Action	5.1(g)(i)
Affiliate	5.1(j)(i)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(vi)
Annual Meeting	6.4(a)
Antitrust Laws	5.1(d)(i)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Biological Materials	5.1(j)(i)(F)
Book-Entry Share	4.1(a)
Business Day	1.2
Bylaws	2.2
Capex Budget	6.1(b)(ix)
Capital Markets Financing	6.12(l)
Certificate of Merger	1.3
CFIUS	6.5(c)(i)
CFIUS Turndown	6.5(c)(iii)
Change of Recommendation	6.2(e)(vi)
Charter	2.1
Chosen Courts	9.5(a)
Claim	6.11(b)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Company	Preamble
Company 401(k) Plans	6.9(d)
Company Award Consideration	4.3(f)
Company Awards	4.3(f)
Company Board	Recitals
Company Compensation Committee	4.3(g)
Company Disclosure Schedule	5.1
Company Labor Agreements	5.1(o)(i)
Company Option	4.3(a)
Company Permits	5.1(i)(ii)
Company Products	5.1(t)(i)
Company PSU	4.3(e)

A-1

Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Restricted Shares	4.3(c)
Company RSU	4.3(d)
Company SAR	4.3(b)
Company Severance Plan	6.9(b)
Company Stockholders Meeting	6.4(a)
Company Termination Fee	8.2(b)
Completion of CFIUS Process	6.5(c)(iii)
Confidentiality Agreement	6.6(b)
Constituent Corporations	Preamble
Continuing Employees	6.9(a)(i)
Contract	5.1(d)(ii)
D&O Insurance	6.11(c)
Debt Financing	5.2(e)(i)
Debt Offer	6.12(l)(xi)
Debt Payoff	6.12(l)(xi)
DGCL	Recitals
Disclosure Schedule	5.2
Dissenting Shares	4.1(a)
Dissenting Stockholder	4.1(a)
Divestiture Action	6.5(b)
Effective Time	1.3
Employee Census	5.1(h)(xi)
Employees	5.1(h)(i)
Encumbrance	5.1(b)(i)
Environmental Law	5.1(m)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(v)
ERISA Plan	5.1(h)(ii)
EUMR	5.1(d)(i)
Exchange Act	5.1(a)(ii)
Excluded Shares	4.1(a)
Expense Reimbursement	8.2(b)
Export and Sanctions Regulations	5.1(r)(ii)
Facilities Agreement	5.2(e)(i)
FCPA	5.1(r)(i)
Financing	6.12(l)
Financing Parties	6.12(l)(i)
Financing Related Parties	9.5(a)
Financing Sources	5.2(e)(i)
Foreign Antitrust Laws	5.1(d)(i)
Germplasm	5.1(p)(ix)
Government Official	5.1(r)(i)
Governmental Antitrust Entity	6.5(b)
Governmental Entity	5.1(d)(i)

A-2

Hazardous Substance	5.1(m)
HSR Act	5.1(d)(i)
IFRS	6.12(l)(x)
Indebtedness	5.1(j)(i)
Indemnified Parties	6.11(a)
Insurance Policies	5.1(q)
Intellectual Property Rights	5.1(p)(ix)
Intervening Event	6.2(f)
IRS	5.1(h)(ii)
IT Assets	5.1(p)(ix)
Joint Notice	6.5(c)(i)
Knowledge	5.1(g)(ii)
Laws	5.1(i)(i)
Leased Real Property	5.1(k)(ii)
Letter of Transmittal	4.2(c)(i)
Material Adverse Effect	5.1(a)(iii)
Material Contracts	5.1(j)(i)
Material Weakness	5.1(e)(iii)
Merger	Recitals
Merger Amounts	5.2(e)(ii)
Merger Consideration	4.1(a)
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(ii)
Non-U.S. Benefit Plans	5.1(h)(i)
NYSE	5.1(a)(iii)(G)
Order	7.1(e)
Outside Date	8.1(b)
Owned Intellectual Property	5.1(p)(ix)
Owned Real Property	5.1(k)(i)
Parent	Preamble
Parent 401(k) Plan	6.9(d)
Parent Disclosure Schedule	5.2
Parent Termination Fee	8.2(c)
Patents	5.1(p)(ix)
Paying Agent	4.2(a)
Payment Fund	4.2(b)
Payor	8.2(d)
PBGC	5.1(h)(v)
Pension Plan	5.1(h)(ii)
Permitted Encumbrance	5.1(k)(iii)
Person	4.2(e)
Personally Identifiable Information	5.1(p)(ix)
Potential Company Divestiture Action	6.5(e)
Potential Purchasers	6.5(e)
Preferred Shares	5.1(b)(i)
Proprietary Information	5.1(p)(ix)

A-3

Proxy Statement	6.3(a)
Recipient	8.2(d)
Registered	5.1(p)(ix)
Registered Intellectual Property	5.1(p)(i)
Replacement Financing	6.12(b)
Replacement Financing Documents	6.12(b)
Replacement Financing Sources	6.12(b)
Representatives	6.2(a)
Requisite Company Vote	5.1(c)(i)
SEC	5.1(e)(i)
Section 721	6.5(c)(i)
Securities Act	5.1(e)(i)
Share Certificate	4.1(a)
Shares	Recitals
Significant Deficiency	5.1(e)(iii)
Stock Plan, Stock Plans	5.1(b)(i)
Stub Year Commencement Date	6.9(a)(ii)
Subsidiary	5.1(a)(i)
Substantial Detriment	6.5(b)
Superior Proposal	6.2(d)
Surviving Corporation	1.1
Tail Period	6.11(c)
Takeover Statute	5.1(l)
Tax, Taxes	5.1(n)
Tax Return	5.1(n)
Termination Payment	8.2(d)
U.S. Benefit Plans	5.1(h)(ii)
U.S. GAAP	5.1(a)(iii)(C)
Willful and Material Breach	8.2(a)

A-4

EXHIBIT A

Form of Certificate of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MONSANTO COMPANY

Monsanto Company, a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1. The name of the corporation is Monsanto Company. Monsanto Company was originally incorporated under the name “Monsanto Ag Company,” and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 9, 2000.

2. The text of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

FIRST. The name of the corporation is Monsanto Company (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle. The name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH. The total number of shares which the Corporation shall have authority to issue is 100,000 shares of common stock, par value $0.01 per share.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal By-Laws of the Corporation.

SIXTH. Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH. The number of directors of the Corporation shall be fixed from time to time pursuant to the By-Laws of the Corporation.

EIGHTH. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation, including but not limited to the election of directors, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitles to vote thereon were present and voted.

NINTH.

(a) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

(b) The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or fiduciary of another corporation or of a partnership, joint venture, trust, non-profit entity, or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person. The right to indemnification conferred in this Article Ninth shall be a contract right. Except as provided in paragraph (d) of this Article Ninth with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify a person in connection with a proceeding initiated by such person or a claim made by such person against the Corporation only if such proceeding or claim was authorized in the specific case by the board of directors of the Corporation.

(c) Subject to applicable law, the Corporation shall pay the expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that if and to the extent required by law the payment of expenses incurred by any person covered hereunder in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by or on behalf of the affected person to repay all amounts advanced if it should ultimately be determined that such person is not entitled to be indemnified under this Article Ninth or otherwise.

(d) If a claim for indemnification (following the final disposition of such proceeding) or advancement of expenses under this Article Ninth is not paid in full within thirty days, or such other period as might be provided pursuant to contract, after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim or may seek whatever other remedy might be provided pursuant to contract. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law. If successful in whole or in part, claimant shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. Neither the failure of the Corporation (including its directors, independent legal counsel or shareowners) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors, independent legal counsel or shareowners) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(e) Any determination regarding whether indemnification of any person is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL shall be made in accordance with the applicable provisions of Section 145 of the DGCL.

(f) The Corporation may, but shall not be required to, indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any proceeding by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as an employee or agent of another corporation or of a partnership, joint venture, trust, non-profit entity, or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person.

(g) The rights conferred on any person by this Article Ninth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-Laws of the Corporation, agreement, vote of shareowners or disinterested directors or otherwise.

(h) Any repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection hereunder of any person with respect to any act or omission occurring prior to or at the time of such repeal or modification for which indemnification or advancement of expenses is sought.

(i) The Corporation’s obligation, if any, to indemnify or to advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.